Warsaw, 2004-03-03

04010563

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
MAR 12 2004
WASH. D.C. 155 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the 4th quarter 2003 Consolidated Report.

Best regards

Krzysztof Gerula

Vice President

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

3/15

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

in thousands of PLN

Report SA-QS 4/2003

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 2 of the Ordinance of the Council of Ministers, dated October 16, 2001 (Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of Orbis S.A.
submits in public this consolidated quarterly report for the 4th quarter 2003.

Date submitted: **27.02.2004**

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	4 quarters 2003 ended Dec. 31, 2003 cumulative	4 quarters 2002 ended Dec 31, 2002 cumulative	**4 quarters 2003 ended Dec. 31, 2003 cumulative**	4 quarters 2002 ended Dec. 31, 2002 cumulative
I. Net sales revenues	**819 059**	815 989	**184 166**	210 866
II. Operating profit (loss)	**53 790**	28 696	**12 095**	7 416
III. Profit (loss) before taxation	**67 408**	49 770	**15 157**	12 861
IV. Net profit (loss)	**45 244**	34 583	**10 173**	8 937
V. Net cash flows from operating activities	**145 617**	94 199	**32 742**	24 342
VI. Net cash flows from investing activities	**- 386 368**	- 15 664	**- 86 875**	- 4 048
VII. Net cash flows from financing activities	**139 478**	- 23 065	**31 362**	- 5 960
VIII. Total net cash flows	**- 101 273**	55 470	**- 22 771**	14 334
IX.. Total assets	**1 750 765**	1 463 156	**371 161**	363 951
X. Liabilities and reserves for liabilities	**528 709**	265 462	**112 086**	66 032
XI. Long-term liabilities	**342 049**	73 228	**72 514**	18 215
XII. Short-term liabilities	**87 552**	94 041	**18 561**	23 392
XIII. Shareholders' equity	**1 211 396**	1 187 363	**256 815**	295 349
XIV. Share capital	**92 154**	92 154	**19 537**	22 923
XV. Number of shares	**46 077 008**	46 077 008	**46 077 008**	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	**0,98**	0,75	**0,22**	0,19
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	**26,29**	25,77	**5,57**	6,41
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET

	as at Dec. 31, 2003 end of 4th quarter 2003	**as at Sept. 30, 2003 end of prior quarter 2003**	as at Dec. 31, 2002 end of 4th quarter 2002	as at Sept. 30, 2002 end of prior quarter 2002
Assets				
I. Fixed assets	**1 596 955**	**1 290 213**	1 225 703	1 286 676
1. Intangible assets	**10 043**	**8 506**	9 326	9 021
- of which goodwill	**2 483**	**2 684**	3 560	3 852
2. Goodwill of subsidiary companies	**81 470**	**0**	0	0
3. Tangible fixed assets	**1 468 570**	**1 250 900**	1 180 808	1 193 675
4. Long-term receivables	**2 650**	**2 204**	2 754	2 338
4.1. From subsidiary and associated companies	**727**	**849**	970	1 091
4.2. From other companies	**1 923**	**1 355**	1 784	1 247
5. Long-term investments	**19 366**	**9 460**	14 256	61 895
5.1. Real estste	**0**	**0**	3 879	8 878
5.2. Intangible assets	**0**	**0**	0	0
5.3. Long-term financial assets	**18 971**	**9 065**	9 982	52 622
a) in subsidiary and associated companies, of which:	**17 636**	**7 705**	8 340	8 164
- shares in companies valued under the equity method	**3 650**	**3 115**	3 363	3 026
- shares in subsidiary and associated companies excluded from consolidation	**9 880**	**497**	497	333
b) in other companies	**1 335**	**1 360**	1 642	44 458
5.4. Other long-term investments	**395**	**395**	395	395
6. Long-term deferred expenses	**14 856**	**19 143**	18 559	19 747
6.1. Deferred income tax	**14 765**	**18 977**	18 541	18 515
6.2. Other deferred expenses	**91**	**166**	18	1 232
II. Current assets	**153 810**	**243 354**	237 453	234 937
1. Inventories	**13 551**	**13 558**	13 974	15 493
2. Current receivables	**75 798**	**87 987**	62 021	86 139
2.1. From subsidiary and associated companies	**1 351**	**3 199**	3 472	9 971
2.2. From other companies	**74 447**	**84 788**	58 549	76 168
3. Short-term investments	**56 877**	**126 826**	156 307	120 675
3.1. Short-term financial assets	**39 611**	**109 560**	141 048	104 258
a) in subsidiary and associated companies	**231**	**0**	0	0
b) in other companies	**68**	**20 833**	463	0
c) cash and cash equivalents	**39 312**	**88 727**	140 585	104 258
3.2. Other short-term investments	**17 266**	**17 266**	15 259	16 417
4. Short-term deferred expenses	**7 584**	**14 983**	5 151	12 630
Total Assets	1 750 765	1 533 567	1 463 156	1 521 613

Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**1 211 396**	**1 236 572**	1 187 363	1 199 976
1. Share capital	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital (negative value)	**0**	**0**	0	0
3. Own shares in treasury (negative value)	**0**	**0**	0	0
4. Reserve capital	**745 037**	**742 476**	724 005	722 921
5. Revaluation capital	**268 120**	**268 281**	270 047	285 910
6. Other reserve capitals	**65 023**	**65 126**	0	0
7. Foreign currency translation differences on the Company's divisions	**0**	**0**	0	0
a) positive foreign exchange differences	**0**	**0**	0	0
b) negative foreign exchange differences	**0**	**0**	0	0
8. Prior years' profit (loss)	**- 4 182**	**2 138**	66 574	65 701
9. Net profit (loss)	**45 244**	**66 397**	34 583	33 290
10. Net profit write-downs during the financial year (negative value)	**0**	**0**	0	0
II. Minority shareholders' interests	**10 660**	**11 617**	10 331	11 934
III. Negative goodwill of subsidiary companies	**0**	**0**	0	198
IV. Liabilities and reserves for liabilities	**528 709**	**285 378**	265 462	309 505
1. Reserves for liabilities	**80 070**	**82 382**	80 977	85 790
1.1. Reserve for deferred income tax	**13 934**	**17 933**	16 269	14 402
1.2. Provisions for pension and similar benefits	**40 291**	**41 518**	45 355	50 134
a) long-term provisions	**33 974**	**35 232**	39 715	42 713
b) short-term provisions	**6 317**	**6 286**	5 640	7 421
1.3. Other provisions	**25 845**	**22 931**	19 353	21 254
a) long-term provisions	**20 280**	**20 002**	19 090	18 713
b) short-term provisions	**5 565**	**2 929**	263	2 541
2. Long-term liabilities	**342 049**	**80 217**	73 228	80 372
2.1. To subsidiary and associated companies	**0**	**0**	0	0
2.2. To other companies	**342 049**	**80 217**	73 228	80 372
3. Current liabilities	**87 552**	**101 985**	94 041	120 729
3.1. To subsidiary and associated companies	**1 486**	**252**	835	656
3.2. To other companies	**77 311**	**91 055**	83 824	107 881
3.3. Special funds	**8 755**	**10 678**	9 382	12 192
4. Accrued expenses and deferred income	**19 038**	**20 794**	17 216	22 614
4.1. Negative goodwill	**0**	**0**	0	0
4.2. Other accrued expenses and deferred income	**19 038**	**20 794**	17 216	22 614
a) long-term accruals	**144**	**147**	200	0
b) short-term accruals	**18 894**	**20 647**	17 016	22 614
Total Shareholders' Equity and Liabilities	**1 750 765**	**1 533 567**	1 463 156	1 521 613

Book value	**1 211 396**	**1 236 572**	1 187 363	1 199 976
Number of shares	*46 077 008*	*46 077 008*	*46 077 008*	*46 077 008*
Book value per share (in PLN) - basic	26,29	26,84	25,77	26,04
Diluted number of shares	0	0	0	0
Book value per share (in PLN) - diluted	0	0	0	0

OFF-BALANCE-SHEET ITEMS

	as at Dec. 31, 2003 end of 4th quarter 2003	as at Sept. 30, 2003 end of prior quarter 2003	as at Dec. 31, 2002 end of 4th quarter 2002	as at Sept. 30, 2002 end of prior quarter 2002
1. Contingent receivables	**0**	**0**	0	0
1.1. From subsidiary and associated companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
1.2. From other companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
2. Contingent liabilities	**4 532**	**4 529**	4 993	5 552
2.1. In favour of subsidiary and associated companies (due to)	**4 438**	**4 438**	4 993	4 993
- guarantees extended	**4 438**	**4 438**	4 993	4 993
-				
2.2. In favour of other companies (due to)	**94**	**91**	0	559
- guarantees extended	**94**	**91**	0	559
-				
3. Other (due to)	**6 477**	**6 428**	6 428	6 109
- promissory note declarations	**6 477**	**6 428**	6 428	6 109
Total off-balance-sheet items	**11 009**	**10 957**	11 421	11 661

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	4th quarter 2003 ended Dec. 31, 2003	4 quarters 2003 ended Dec. 31, 2003 cumulative	4th quarter 2002 ended Dec. 31, 2002	4 quarters 2002 ended Dec. 31, 2002 cumulative
I. Net sales revenues	194 481	819 059	178 285	815 989
- of which sales to subsidiary and associated companies	8 255	40 512	1 499	16 384
1. Net sales of products	192 511	812 818	176 595	809 569
2. Net sales of merchandise and raw materials	1 970	6 241	1 690	6 420
II. Cost of products, merchandise and raw materials sold	149 078	594 132	151 693	625 971
- of which sold to subsidiary and associated companies	10 861	23 862	9 560	20 160
1. Cost of products sold	148 043	591 533	150 947	623 349
2. Cost of merchandise and raw materials sold	1 035	2 599	746	2 622
III. Gross profit (loss) on sales (I-II)	45 403	224 927	26 592	190 018
IV. Distrubution expenses	27 343	60 846	12 685	46 454
V. General administrative expenses	33 685	108 948	28 860	106 941
VI. Profit (loss) on sales (III-IV-V)	- 15 625	55 133	- 14 953	36 623
VII. Other operating income	6 987	22 933	15 505	28 245
1. Gain on disposal of non-financial fixed assets	1 985	6 601	2 028	4 877
2. Subsidies	7	26	4	32
3. Other operating income	4 995	16 306	13 473	23 336
VIII. Other operating expenses	6 256	24 276	20 210	36 172
1. Loss on disposal of non-financial fixed assets	0	0	- 213	0
2. Reveluation of non-financial fixed assets	2 733	4 088	9 145	9 145
3. Other operating costs	3 523	20 188	11 278	27 027
IX. Operating profit (loss) (VI+VII-VIII)	- 14 894	53 790	- 19 658	28 696
X. Financial income	4 618	40 420	22 518	38 765
1. Equity income – dividends	0	0	- 24	151
- of which from subsidiary and associated companies	0	0	0	0
2. Interest receivable	1 421	3 841	1 627	4 680
- of which from subsidiary and associated companies	304	320	43	73
3. Gain on disposal of investments	198	23 566	20 754	21 355
4. Reveluation of investments	- 112	0	0	0
5. Other financial income	3 111	13 013	161	12 579
XI. Financial expenses	15 868	26 122	2 511	18 601
1. Interest payable	3 339	4 884	789	5 293
- of which to subsidiary and associated companies	0	0	0	0
2. Loss on disposal of investments	0	0	0	0
3. Reveluation of investments	0	282	604	1 593
4. Other financial expenses	12 529	20 956	1 118	11 715
XII. Gain (loss) on disposal of entire or partial stakes of sharesin subsidiary and associated companies	0	0	0	0
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	- 26 144	68 088	349	48 860
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)	0	5	42	122
1. Extraordinary gains	0	63	43	158
2. Extraordinary losses	0	58	1	36
XV. Write-down from goodwill of subsidiary companies	685	685	0	0
XVI. Write-down from negative goodwill of subsidiary companies	0	0	198	788
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	- 26 829	67 408	589	49 770
XVIII. Corporate income tax	- 4 281	22 524	645	15 842
a) current portion	- 4 914	20 158	- 1 500	14 636
b) deferred portion	633	2 366	2 145	1 206
XIX. Other obligatory profit decreases (loss increases)	0	0	0	0
XX. Share in net profits (losses) of companies valued under the equity method	553	1 117	338	931
XXI. Minority shareholders' (profit) loss	842	- 757	1 011	- 276
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	- 21 153	45 244	1 293	34 583

Net profit (loss) (on annual basis)	45 244		34 583	
Weighted average number of ordinary shares	46 077 008		46 077 008	
Earning (loss) per ordinary share (in PLN) - basic	0,98		0,75	
Diluted weighted average number of ordinary shares	0		0	
Earning (loss) per ordinary share (in PLN) - diluted	0		0	

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	4th quarter 2003 ended Dec. 31, 2003	4 quarters 2003 ended Dec. 31, 2003 cumulative	4th quarter 2002 ended Dec. 31, 2002	4 quarters 2002 ended Dec. 31, 2002 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	1 236 572	1 187 363	1 199 976	1 188 515
a) changes in accepted accounting principles (polices)	0	0	0	- 977
b) corrections of material faults	0	0	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 236 572	1 187 363	1 199 976	1 187 538
1. Share capital at the beginning of period	92 154	92 154	92 154	92 154
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issuance of shares	0	0	0	0
b) reductions, of which:	0	0	0	0
- retirement of shares	0	0	0	0
1.2. Share capital at the end of period	92 154	92 154	92 154	92 154
2. Not paid-up share capital at the beginning of period	0	0	0	0
2.1. Changes in not paid-up share capital	0	0	0	0
a) additions, of which:	0	0	0	0
b) reductions, of which:	0	0	0	0
2.2. Not paid-up share capital at the end of period	0	0	0	0
3. Own shares in treasury at the beginning of period	0	0	0	0
3.1. Changes in own shares in treasury	0	0	0	0
a) additions, of which:	0	0	0	0
b) reductions, of which:	0	0	0	0
3.2. Own shares in treasury at the end of period	0	0	0	0
4. Reserve capital at the beginning of period	742 476	724 005	722 921	689 820
4.1. Changes in reserve capital	2 561	21 032	1 084	34 185
a) additions, of which:	2 561	24 189	1 821	35 185
- additional paid-in capital from issuance of shares	0	0	0	0
- distribution of profit (by law)	2 222	2 222	1 105	1 105
- distribution of profit (in excess of value required by law)	0	19 308	0	32 547
- transfer from reserve capital as a result of revaluation	163	562	560	1 440
-sale of the right to perpetual usufruct of land	103	304	0	0
- consolidation adjustments	73	1 793	156	93
b) reductions, of which:	0	3 157	737	1 000
- coverage of loss	0	3 157	0	263
- own shares (in treasury)	0	0	737	737
4.2. Reserve capital at the end of period	745 037	745 037	724 005	724 005
5. Revaluation capital at the beginning of period	268 281	270 047	285 910	287 874
5.1. Changes in revaluation capital	- 161	- 1 927	- 15 863	- 17 827
a) additions, of which:	0	505	566	896
'-provision for deferred income tax charged to revaluation capital	0	505	611	894
- consolidation adjustments	0	0	- 45	2
b) reductions, of which:	161	2 432	16 429	18 723
- sale or disposal of tangible fixed assets	161	560	560	1 440
- change of classification from tangible assets into investments	0	1 872	3 848	5 262
-revaluation of liquidated fixed assets	0	0	12 021	12 021
5.2. Revaluation capital at the end of period	268 120	268 120	270 047	270 047
6. Other reserve capital at the beginning of period	65 126	0	0	0
6.1. Changes in other reserve capital	- 103	65 023	0	0
a) additions, of which:	0	65 327	0	0
- distribution of profit	0	65 327	0	0
b) reductions, of which:	103	304	0	0
-sale of the right to perpetual usufruct of land	103	304	0	0
6.2. Other reserve capital at the end of period	65 023	65 023	0	0
7. Foreign currency translation differences on the Company's divisions	0	0	0	0
8. Prior years' profit (loss) at the beginning of period	2 138	101 157	65 701	118 667
8.1. Prior years' profit at the beginning of period	2 138	104 314	68 610	122 009
a) changes in accepted accounting principles (polices)	0	0	0	- 977
b) corrections of material faults	0	0	0	0
8.2. Prior years' profit at the beginning of period,after restatement to comparative data	2 138	104 314	68 610	121 032
a) additions, of which:	66 397	0	33 290	0
- distribution of prior years' profit	0	0	0	0
- prior quarter's profit	66 397	0	33 290	0
b) reductions, of which:	2 138	104 314	- 873	51 549
- distribution of prior years' profit	2 222	102 524	0	50 978
- retirement of shares	0	0	515	515
- consolidation adjustments	- 84	1 790	- 1 388	56
8.3. Prior years' profit at the end of period	66 397	0	102 773	69 483
8.4. Prior years' loss at the beginning of period	0	3 157	2 909	3 342
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
8.5. Prior years' loss at the beginning of period, after restatement to comparative data	0	3 157	2 909	3 342
a) additions, of which:	4 182	4 182	0	- 170
- transition of prior years' loss to be covered	0	0	0	0
-corrections of prior year's faults	3 383	3 383	0	0
- consolidation adjustments	799	799	0	- 170

b) reductions, of which:	0	3 157	0	263
- coverage from reserve capital	0	3 157	0	263
8.6. Prior years' loss at the end of period	**4 182**	**4 182**	2 909	2 909
8.7. Prior years' profit (loss) at the end of period	**62 215**	**- 4 182**	99 864	66 574
9. Net profit (loss)	**- 21 153**	**45 244**	1 293	34 583
a) net profit	**- 21 153**	**45 244**	1 293	34 583
b) net loss	0	0	0	0
c) charges on the profit	0	0	0	0
II. Shareholders' Equity at the end of period (closing balance)	**1 211 396**	**1 211 396**	1 187 363	1 187 363
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	0	0	0	0

CONSOLIDATED SATEMENT OF CASH FLOWS

	4th quarter 2003 ended Dec. 31, 2003	4 quarters 2003 ended Dec. 31, 2003 cumulative	4th quarter 2002 ended Dec. 31, 2002	4 quarters 2002 ended Dec. 31, 2002 cumulative
A. Cash flows from operating activities -indirect method				
I. Net profit (loss)	**- 21 153**	**45 244**	1 293	34 583
II. Total adjustments	**89 033**	**100 373**	- 1 016	59 616
1. Minority shareholders' (profit) loss	**- 842**	**757**	- 1 011	276
2. Share in net (profits) losses of companies valued underthe equity method	**- 553**	**- 1 117**	- 338	- 931
3. Depreciation and amortisation	**33 963**	**86 092**	21 985	85 649
- write-downs from goodwill of subsidiary companies or negative goodwill of subsidiary companies	**685**	**685**	198	788
4. (Gain) loss on foreign exchange differences	**12 465**	**12 011**	550	646
5. Interest and dividends	**3 582**	**4 507**	869	4 579
6. (Gain) loss on investing activities	**- 1 711**	**- 29 684**	- 22 828	- 25 078
7. Change in provisions	**- 2 346**	**- 1 434**	- 8 320	- 12 001
8. Change in inventories	**- 222**	**423**	1 520	2 925
9. Change in receivables	**45 078**	**11 356**	19 891	- 2 720
10. Change in current liabilities (excluding loans and bank credits)	**- 62 233**	**- 41 356**	- 25 569	- 1 630
11. Change in deferred and accrued expenses	**7 107**	**3 092**	7 565	2 940
12.Other adjustments	**54 745**	**55 726**	4 670	4 961
III. Net cash flows from operating activities (I+/-II)	**67 880**	**145 617**	277	94 199
B. Cash flows from investing activities				
I. Cash provided by investing activities	**63 035**	**984 513**	70 645	509 768
1. Disposal of intangible assets and tangible fixed assets	**3 227**	**16 320**	6 695	17 644
2. Disposal of investments in real-estate and intangible assets	**0**	**0**	4 194	4 194
3. From financial assets, of which:	**13 023**	**479 763**	61 557	487 930
a) in subsidiary and associated companies	**2**	**595**	0	530
- disposal of securities	**0**	**0**	0	530
- dividends and shares in profits	**2**	**595**	0	0
- long-term loans collected	**0**	**0**	0	0
- interest received	**0**	**0**	0	0
- other income from financial assets	**0**	**0**	0	0
b) in other companies	**13 021**	**479 168**	61 557	487 400
- disposal of securities	**13 021**	**479 168**	61 419	487 249
- dividends and shares in profits	**0**	**0**	138	151
- long-term loans collected	**0**	**0**	0	0
- interest received	**0**	**0**	0	0
- other income from financial assets	**0**	**0**	0	0
4. Other investing income	**46 785**	**488 430**	- 1 801	0
II. Cash used in investing activities	**- 343 322**	**- 1 370 881**	- 28 126	- 525 432
1. Purchases of intangible assets and tangible fixed assets	**- 35 400**	**- 158 136**	- 27 363	- 103 672
2. Purchases of investments in real-estate and intangible assets	**0**	**0**	0	0
3. For financial assets, of which:	**- 287 954**	**- 732 003**	- 452	- 421 229
a) in subsidiary and associated companies	**- 274 937**	**- 274 937**	- 164	- 248
- acquisition of securities	**- 274 937**	**- 274 937**	- 164	- 248
- long-term loans granted	**0**	**0**	0	0
b) in other companies	**- 13 017**	**- 457 066**	- 288	- 420 981
- acquisition of securities	**- 13 017**	**- 457 066**	- 288	- 420 981
- long-term loans granted	**0**	**0**	0	0
4. Dividends and other shares in profits paid to minority shareholders	**0**	**0**	0	0
5. Other investing expenses	**- 19 968**	**- 480 742**	- 311	- 531
III. Net cash flows from investing activities (I-II)	**- 280 287**	**- 386 368**	42 519	- 15 664
C. Cash flows from financing activities				
I. Cash provided by financing activities	**223 077**	**280 870**	15 138	65 036
1. Issuance of shares and other capital securities and additional paid-in capital	**0**	**0**	0	0
2. Bank credits and loans contracted	**220 494**	**271 023**	14 114	54 429
3. Issuance of debt securities	**0**	**0**	0	0
4. Other financial income	**2 583**	**9 847**	1 024	10 607
II. Cash used in financing activities	**- 60 085**	**- 141 392**	- 21 607	- 88 101
1. Acquisition of own shares	**0**	**0**	0	0
2. Dividends and other payments to shareholders	**- 25 832**	**- 41 499**	0	- 18 431
3. Profit distribution expenses other than payments to shareholders	**0**	**0**	0	0
4. Payments of bank credits and loans	**- 29 645**	**- 85 546**	- 19 821	- 53 931
5. Redemption of debt securities	**0**	**0**	0	0

6. Payments of other financial liabilities	**0**	**- 81**	0	0
7. Finance lease commitments paid	**- 49**	**- 247**	0	0
8. Interest paid	**- 1 082**	**- 4 002**	- 882	- 6 054
9. Other financial expenses	**- 3 477**	**- 10 017**	- 904	- 9 685
III. Net cash flows from financing activities (I-II)	**162 992**	**139 478**	- 6 469	- 23 065
D. Total net cash flows (A.III+/-B.III+/-C.III)	**- 49 415**	**- 101 273**	36 327	55 470
E. Change in balance-sheet cash and cash equivalents	**- 49 415**	**- 101 273**	36 327	55 470
- of which change in cash and cash equivalents due to foreign exchange differences	**0**	**0**	0	0
F. Cash and cash equivalents - beginning of period	**88 727**	**140 585**	104 258	85 115
G. Cash and cash equivalents - end of period (F+/-D)	**39 312**	**39 312**	140 585	140 585
- of which those with restricted availability	**0**	**0**	0	0

Notes to the consolidated report for the 4th quarter of 2003

1. Background

1.1 This consolidated report sets out the balance sheet according to the accounting books as at December 31, 2003 and 2002, and as at September 30, 2003 and 2002, the profit and loss account, the cash flow account and comparative data concerning the changes in shareholders' equity for four quarters of 2003 and 2002 as well as for the 4th quarter of 2003 and 2002 alone.

1.2 The financial statements have been prepared on the assumption that the companies forming the Orbis Group further continue their business operations.

1.3 The consolidated report of the Orbis Group includes:

- integrated financial statements of all the organizational units of Orbis S.A. that keep separate accounts,
- financial statements of Hekon - Hotele Ekonomiczne S.A. and PBP Orbis Sp. z o.o. and consolidated financial statements of Orbis Transport Sp. z o.o., that have been fully consolidated,
- financial statements of Orbis Casino Sp. z o.o., accounted for by the equity method.

The companies listed below have not been consolidated:

- Associated directly:
  - Wioska Turystyczna Wilkasy Sp. z o.o.,
  - P. H. "Majewicz" Sp. z o.o.,
  - Globis Poznań Sp. z o.o.,
  - Globis Wrocław Sp. z o.o.
  - Conbis Sp. z o.o.
- Associated indirectly:
  - Inter Bus Sp. z o.o.,
  - Orbis Polish Travel,
  - UAB Hekon

The financial statements of the above-mentioned companies as at December 31, 2003 have not been consolidated on the basis of Article 4.1 and Article 58.1.1 of the Accounting Act of September 29, 1994, as figures they have reported are not essential for the implementation of the obligation of a fair and clear presentation of the financial standing and property in possession of the Company as well as its financial results.

2. The accounting principles

The following accounting principles have been applied for the purpose of preparing the financial statements for the 4th quarter of the year 2003:

2.1 Basis for preparation of the financial statements

The financial statements of the Orbis Group were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 The principles of consolidation

The consolidated financial statements prepared as at December 31, 2003, include the financial statements of the joint-stock company Orbis S.A., the financial statements of Hekon-Hotele Ekonomiczne S.A., in which Orbis S.A. holds 100% of shares, the financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the consolidated financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 84.44% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.
Orbis S.A. does not hold any preference shares in Hekon S.A.

On the basis of Article 4 section 4 and Article 58 section 1 point 1) of the Accounting Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and semi-subsidiaries will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 3%. Affiliates whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.
Orbis S.A. subsidiaries adopted the same accounting principles in this respect as regards the companies constituting their groups.

2.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less cumulated depreciation write-offs calculated according to the rates reflecting the period of their use and less write-offs for a permanent loss in value.

2.4 Tangible fixed assets and depreciation

Fixed assets are valued at acquisition cost or at cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Central Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's equity. The last revaluation of the fixed assets was performed as at January 1, 1995.

Work in progress is appraised at the acquisition cost or cost of manufacture, taking into account the cost of servicing liabilities taken for the purposes of financing work in progress and related exchange rate differences minus revenues derived therefrom. In case of a permanent loss in value of a fixed asset under construction, a revaluation write-off is made so that its value equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet, as the land has been gratuitously acquired from the local administrative authorities, have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating initial fees for the use of this land and that were issued at the time of transfer of title to use by local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported at acquisition price.

In the past years, companies belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

2.5 Depreciation

As at the date of acquisition of an intangible fixed asset or a fixed asset, a rate of depreciation is determined reflecting the period of economic life of a given fixed asset.

The period of economic life of a fixed asset serves as the basis for the establishment of a period and annual rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation and amortization write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its lack was reported.

2.6 Long-term investments

Long-term investments comprise assets kept by companies for the purposes of generating economic benefit, among others real property, long-term financial assets (interests, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the acquisition

cost or price of purchase, if the costs of carrying out and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues.

Titles to perpetual usufruct of land reported for the first time and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land and have been valued at market prices as at the balance sheet date.

2.7 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

2.8 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land.

2.9 Derivatives

Derivatives are reported when companies become a party to a binding contract.

As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets while derivatives with negative fair value are treated as financial liabilities.
Profit or loss derived from derivatives is reported in financial income or costs, accordingly, and in the cash flow statement as a flow from operating activities.

2.9.1 Reporting securing derivatives

Profits and losses derived from a change in the fair value resulting from the valuation of a instrument securing the fair value are reported, as at the balance sheet date, as financial costs or income in the profit and loss account in the period in which they were incurred. At the same time, profit or loss from a protected item, which could be attributed to protected risk, adjust the balance sheet value of the protected item and are immediately reported in the profit and loss account as financial income or costs.

Profits and losses derived from a change in the fair value of an instrument securing cash flows are disclosed under a separate item of equity (revaluation reserve) in such a part as a given instrument represents an efficient protection of related item that is being

secured. The inefficient part is accounted for in the profit and loss account under financial income or costs. Profits and losses from the protecting instrument are reported in the profit and loss account when the secured item of assets and liabilities affects the profit and loss account.

2.9.2 Derivatives incorporated in contracts

Derivatives incorporated in contracts are conditions following from an executed contract as a result of which a part or the entirety of cash flows derived from the contract changes in a manner similar to that that would be caused by independent derivatives. They form part of the so called basic contracts. Derivative instruments incorporated in lease contracts made in a currency typical for such transactions (US$) are not recognized.

2.10 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as at the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate quoted on the given day by the bank serving companies, which cannot be higher than the average rate announced by the National Bank of Poland, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the bank serving companies, which cannot be higher than the average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Also, general revaluation write-offs are made for amounts due from debtors that have been

- overdue for 6 – 9 months – up to 50% of the amount due
- overdue for 9 – 12 months – up to 80% of the amount due
- overdue for over 12 months – up to 100% of the amount due

2.11 Stocks

Tangible current assets are appraised at the average weighted acquisition cost at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition cost is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, output VAT and the trade margin. As at the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net selling price, whichever is lower.

If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

2.12 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the companies' transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.13 Deferred costs and prepayments

As at the balance day, deferred costs are reported according to the initial value less write-offs that had been posted to costs by the balance sheet day. Deferred income is reported, as at the balance sheet day, at its initial value less write-offs, made prior to the balance sheet day, representing the liquidation of deferred income item corresponding to revenues or capital.

Deferred income is reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash and cash equivalents received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

Deferred costs are accounted according to the value of contingent liabilities relating to the given reporting period, resulting in particular from services provided by business partners.

2.14 Deferred income tax

The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,

- accrued but unpaid interest on loans, resulting from executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are sure to induce a tax cost at the time of their use,
- made assets revaluation write-offs that will reduce the taxation base in the future

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that will bring about an increase in the taxation base in the future.
The main factors affecting the creation of positive temporary differences include:
- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.
Deferred tax on revenues and costs posted directly to equity is also posted to equity.

2.15 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The initial capital of Orbis Group comprises the initial capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as the its value reaches at least 1/3 of the initial capital.
Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Assembly.

Revaluation reserve is set up as at the day of:
- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve;

Additionally, the revaluation reserve is created (or increased) as a result of the posting of effects of financial instruments.

Other reserves are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to companies of the Orbis Group by virtue of decisions of the

local administrative authorities and entered for the first time in the balance sheet as assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land. The value of the reserves may not be reclassified as supplementary capital, except when the titles to the perpetual usufruct of land are sold.

2.16 Provisions

Provisions are set up for contingent liabilities that are certain or highly likely and the amount of which can be reliably assessed.

Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:

- provisions for current and deferred income tax;
- provisions for liabilities, particularly losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, results of pending court proceedings.
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

Provisions are set up for contingent liabilities that are certain or highly likely and the amount of which can be reliably assessed.

Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:

- provisions for liabilities related to basic operating activities, resulting from the costs incurred over a given period, that were documented by means of an external accounting proof as at the balance sheet day;
- provisions arising out of the provisions of the law, for benefits for employees to be realized in the course of future reporting periods;
- provisions for the current and deferred income tax;
- other provisions for liabilities,
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

2.17 Principles of determining financial result

In the Orbis Group, the net financial result is composed of:

a) operating profit (loss):

- profit (loss) from core operating activities,
- profit (loss) from other operating activities,

b) profit (loss) from financial operations,

c) extraordinary items,

d) obligatory charges of financial profit due to income tax paid by Orbis S.A. and payments equalized with it on the basis of separate regulations, broken down into:

- current income tax resulting from the taxation base,
- deferred income tax representing a change of the balance of assets and provisions for deferred income tax.

The profit (loss) on the core operating activities constitutes a difference between revenues and costs relating to the companies' core operating activities. Revenues from the sale of services are valued according to services rendered.

Profit (loss) on other operating activities constitutes a difference between revenues and costs directly relating to operating activities of the company. Other operating income and costs embrace the following:

- revenues and costs being a result of ongoing events that took place in the course of the reporting period,
- revenues and costs being a result of changed estimates made at the valuation of assets and liabilities other than financial liabilities,
- revenues as a result of benefits generated in the preceding years being cleared in the future periods.

The profit (loss) on financial operations constitutes a difference between financial income and financial costs comprising the following groups:

- income from interest, dividends and other benefits resulting from keeping financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade debtors and other receivables not treated as financial assets and costs of interest on trade creditors and other liabilities not posted to financial liabilities,
- income and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value up to their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The result on extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of units and not related to the general risk of conducting operations, in particular it applies to catastrophes, fires, floods and other misfortune. The result on extraordinary operations includes profits or losses incurred in the current period that occurred as a result of misfortune, loss incurred in relation to the setting up of a provision for misfortune or the change of its amount, profits from the dissolution of

such a provision or the change in the amount of unused provisions for misfortune events.

Current income tax, charged to the financial result of the reporting period, is determined at the amount of income tax due, as shown on the tax declaration for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result covering that period.

3. Analysis of figures reported in the balance sheet

As at the end of the 4th quarter of 2003, the balance sheet total differed quite significantly from the corresponding figure reported in the past year. The most significant impact on balance sheet items and results generated by the Orbis Group is exerted by the controlling company. Assets of consolidated subsidiary companies accounted merely for 26.7% of the consolidated balance sheet assets for the 4th quarter of 2003. Revenues of Orbis S.A. from the sale of finished products, goods and raw materials contributed a 70.2% share in the Group's revenues.

3.1 Assets

The structure of Group's assets is traditionally dominated by fixed assets (91.2% of total assets) with the prevailing share contributed by the tangible fixed assets of the controlling company – hotel buildings, land as well as titles to perpetual usufruct of land. As a result, tangible fixed assets contributed a 92% share in fixed assets and 83.9% in total assets. In current assets, a dominant role is played by short-term debtors (49.3% share in current assets), followed by short-term investments (37%).

As at the end of the 4th quarter of 2003, fixed assets were at a level by 30.3% higher than as at the end of the corresponding period of past year, and increased by 23.8% as compared to the end of the preceding quarter. This was attributable to last year's sale, by Orbis S.A., of a Dutch law company under the business name of AWSA Holland II BV as well as to this year's consolidation of the company Hekon – Hotele Ekonomiczne S.A., acquired at the end of October 2003, and to the appropriation of real property formerly reported as investments to short-term investments.

As at the end of the 4th quarter of 2003, long-term investments increased over twice as compared to the end of the preceding period. This results from full consolidation of the company Hekon S.A. Long-term investments went up by 35.8% as compared to the corresponding period of the past year.

As at the end of the 4th quarter 2003, current assets accounted for 63.2% of the balance reported at the end of the preceding quarter, and by 35.2% lower than in the 4th quarter 2002.

This is predominantly attributable to a decrease in short-term investments in Orbis S.A. in the course of the 4th quarter, the level of which dropped by 67.8% as compared to the preceding quarter and by 75% as compared to the corresponding period of the past year. All marketable securities held by Orbis S.A. were sold, yet the most significant impact was exerted by a decrease in cash and cash equivalents held by Orbis S.A. in the Company (by 74.5% as compared to the end of the 3rd quarter, and by 85% as compared to the past year).

Short-term debtors went up by 22.2% as compared to the 4th quarter of 2002; at the same time it declined by 13.8% as compared to the 3rd quarter of the current year. The dominant item is trade debtors, yet all the companies forming the Group execute the prevailing part of their transactions with non-affiliated companies.

In the 4th quarter 2003, deferred costs and prepayments were reported to have increased by 47.2% as compared to the end of the 4th quarter of 2002, mainly due to posting higher operating costs such as the fees for the perpetual usufruct of land, tax on real property, land taxes, write-offs for the Company Social Fund and costs of wages and salaries. At the same time, the deferred costs and prepayments declined substantially as compared to the end of the past quarter (49.9%) due to settlement of costs during the respective accounting periods.

Continued pursuance of Orbis S.A. policy related to the reduction of stocks resulted in an insignificant decrease in total stocks in the Group (by 3%) as compared to the end of the 4th quarter 2002, i.e. the figure remained at the level reported in the preceding quarter of the current year.

3.2 Liabilities

The shareholders' equity of the Orbis Group comprises the initial capital of the controlling company, the supplementary capital, the revaluation reserve, other reserve capitals, past year's profits brought forward and the net profits. The ratio of shareholders' equity to total liabilities fluctuates slightly and accounted for 69.2% of the Group's total liabilities in the 4th quarter of 2003. The initial capital accounted for 7.6% of the shareholders' equity, the supplementary capital for 61.5% and the revaluation reserve for 22.1%, while other reserve capitals for 5.4%.

The value of initial capital did not change.

As compared to the end of the 4th quarter 2002, the supplementary capital increased by 2.9%, while the revaluation reserve dropped by 0.7%. The growth in the supplementary capital resulted, first and foremost, from the division of profit generated by Orbis S.A. in 2002 and of past years' profits brought forward and from the reclassification of small amounts from reserve capitals in connection with the sale of fixed assets (including titles to perpetual usufruct of land). Changes in the revaluation reserve were brought about by the sale of fixed assets. The remaining reserve capitals were credited with an amount equivalent to the value of titles to perpetual usufruct of land granted to Orbis S.A. by virtue of administrative decisions and reported for the first time in Orbis S.A. assets and as a result of division of Company's profits from 2002.

Creditors and provisions account for 30.2% of liabilities. Short-term creditors represented 16.5% of that item, provisions for future liabilities 15.1%, and long-term creditors 64.7%. Accruals and deferred income account for 3.6% of creditors and provisions for future liabilities and mainly comprise short-term deferred operating income and accruals.

At the end of the 4th quarter of 2003, provisions for future liabilities accounted for 98.9% of this figure reported in the 4th quarter of the preceding year, and decreased by 2.8% as compared to the 3rd quarter 2003. The most significant item contributing 50.3% to total provisions was the provision for pension benefits and equivalent items, that decreased by 11.2% as compared to the corresponding period of the preceding year. The drop is due to the use and dissolution of part of this provision, mainly by Orbis S.A..

As compared to the past year, the provision for deferred income tax decreased in connection with a change in the rate of the corporate income tax projected for future years.

As compared to the end of the 4th quarter of the past year, a major change was noted in long-term creditors. Long-term creditors grew more than four times as a result of a long-term credit granted to Orbis S.A. by a banks' consortium for the purchase of shares in Hekon S.A.

Short-term creditors accounted for 85.8% of the corresponding figure reported at the end of the 3rd quarter of 2003. The decrease in short-term creditors was connected, among others, with the repayment of short-term loans as well as with the decrease of all other items under liabilities.

Special Funds decreased (including Social Benefits Fund) by 18.% in the period in question.

However, a growth was reported in other short-term provisions, mainly as a result of a provision set up by Orbis S.A. for the effects of the litigation related Hotel Europejski.

4. Analysis of information contained in the financial statement – comparative changes in equity

In the 4th quarter of 2003, no changes occurred in the initial capital of the Group.

At the end of 4th quarter of 2003, the supplementary capital went up by 2.7% as compared to the corresponding period of the past year due to the distribution of 2002 profit and past years' profits brought forward generated by Orbis S.A. as well as to the reallocation of minor amounts from the revaluation reserve in connection with the sale of fixed assets, including titles to perpetual usufruct of land acquired from the commune by virtue of administrative decisions. The decline occurred as a result of coverage, by Orbis Travel, of losses from previous years and from the accounting year 2002 with funds from the supplementary capital.

Changes in the revaluation reserve were brought about by a change in the method of valuation of investment real properties that were reclassified to short-term investments (reversal to the acquisition price) and deducting their overestimated value from the

capital and the resulting change in the provision for the deferred tax, as well as by the sale of fixed assets.

Other reserve capitals were credited with an amount equivalent to the value of titles to perpetual usufruct of land granted to Orbis S.A. by virtue of administrative decisions and reported in the Company's assets for the first time as well as due to the distribution of profit for 2002.
A minor decrease of these capitals was connected with the sale of titles to perpetual usufruct of land and appropriation of this value to supplementary capital. Consequently, as at the end of the 4th quarter of 2003, the reserve capital stood at PLN 65,023 thousand.

In the 2nd quarter of 2003, the General Assembly of Shareholders granted its consent for the distribution of profit from previous years to credit the supplementary capital and the reserve capital. Consequently, as at the end of the 4th quarter 2003, this item included profit from previous years generated by Hekon S.A. and a share in the loss of the company Capital Parking Sp. z o.o. consolidated by Orbis Transport Sp. z o.o. The loss from previous years of PBP Orbis Sp. z o.o. was covered from the Company's supplementary capital and amounted to "0" at the end of the period in question. Simultaneously, in the 4th quarter 2003, an adjustment was made in Orbis S.A. of exchange rate differences on a credit facility of EUR 10 million taken in the previous years designated for the financing of modernization works of hotel buildings. As a result of the above mentioned changes, a loss of PLN 3,382 thousand was reported in that item as at the end of the 4th quarter 2003.

As a result of the above presented changes, as at the end of the 4th quarter 2003, the equity amounted to PLN 1,211,396 thousand.

5. Analysis of information contained in the financial statements – the cash flow statement

The cash flow statement of the Group is prepared by an indirect method. Total flows in the Group are most significantly affected by results of the controlling company.

After the 4th quarter of 2003, net cash flows from operating activities closed with a positive value, reflecting a cumulative growth by 54.6% during the four quarters of 2003. As regards the 4th quarter of 2003 alone, cash flows were much higher than in the corresponding period of past year. This resulted from the consolidation of a newly-acquired company Hekon S.A. as well as from a positive net result that was higher in that period than in the preceding year. The ratio of the net profit to the surplus of cash and cash equivalents from operating activities amounted to 31% for four quarters of 2003.

Similarly to the preceding quarters, the basic "costs" item reducing the Company's financial result is depreciation.

Changes in the adjustment for deferred costs and prepayments in the course of the 4th quarter was a result of clearing in time of costs of additional wages and salaries for employees, fees for the perpetual usufruct of land, real estate and land taxes and a drop

in the value of assets related to the deferred income tax as a result of a decreased tax rate applicable in future years. A remarkable growth in the adjustment related to exchange rate differences was attributable mainly to the posting of non-realized exchange rate differences on the foreign currency credit facility taken for the purchase of Hekon S.A. shares. On the other hand, the difference in the changed balance of short-term creditors is related to an overall decrease in that balance sheet item as a result of payment of liabilities.

In the four quarters of 2003, the investment operations of the Orbis Group were dominated by expenditure made in connection with the purchase of shares in the company Hekon S.A.. Consequently, flows from investment activities closed with a negative balance. This was not affected by receipts from the sale of shares in the company PolCard and other receipts and investment expenditure related to the purchase and sale of short-term securities.

In terms of financial activities, the Group reported positive net cash flows. In the four quarters of 2003, the Orbis Group generated substantial income from a credit facility taken by Orbis S.A. for the purchase of shares in the company Hekon S.A. as well as from credits and loans for PBP Orbis and Orbis. The expenditures side was dominated by expenditure related to the disbursement of dividend for 2002 to Orbis S.A. shareholders as well as to the repayment of loans and interest on credit facility and payments made under financial lease contracts entered into by PBP Orbis.

6. Performance of the Orbis Group

6.1 The overall result of the Orbis Group can be broken down as follows:

1. Performance of consolidated companies, i.e.:

Orbis S.A.	profit of PLN	41,707 thousand
Hekon S.A.	profit of PLN	389 thousand
PBP Sp. z o.o.	profit of PLN	200 thousand
Orbis Transport Sp. z o.o.	profit of PLN	4,908 thousand
Total profit	PLN	47,204 thousand

2. and the following adjustments:

- share of minority shareholders in the profit of PBP	PLN	- 62 thousand
- share of minority shareholders in the profit of Orbis Transport	PLN	- 764 thousand
- share in the loss of Orbis Casino Sp. z o.o.	PLN	+ 1,117 thousand
- consolidation adjustments	PLN	- 2,251 thousand
Total adjustments	**PLN**	**- 1,960 thousand**
Total as at December 31, 2003	**PLN**	**45,244 thousand**

6.2. In the 4th quarter of 2003, sales revenues generated by Orbis S.A. amounted to

PLN 133,276 thousand, i.e. by 1.6% lower than in the 4th quarter of 2002. At the same time, revenues generated by the hotels totalled PLN 131 920 thousand, reflecting a growth by 1% as compared to the figure reported in the 4th quarter of 2002 (Sofitel Kraków excluded). Occupancy rate in the 4th quarter of 2003 amounted to 38.7% and was by 2% higher than in the 4th quarter of 2002. Orbis S.A. hotels reported an Average Daily Rate (ADR) at the level of PLN 213.9, i.e. slightly (by 0.7%) lower than in the 4th quarter of 2002.
In the 4th quarter of 2003, the revenue per available room (RevPAR) amounted to PLN 82.8, that figure being by 4.6% higher as compared to the 4th quarter of 2002 (PLN 79.2). In the 4th quarter of 2003, the total number of rooms sold in Orbis S.A. amounted to 348,809, i.e. by as much as 4.4% more than in the 4th quarter of 2002. The total number of available rooms stood at 9,800, which was by 0.9% lower than in the 4th quarter of 2002.

During the four quarters of 2003, sales revenues generated by Orbis S.A. amounted to PLN 575,118 thousand, i.e. by 5.4% lower than in the four quarters of 2002 (four quarters of 2002: PLN 608,155 thousand). Revenues generated by Orbis hotels equalled PLN 569 571 thousand and were by 5.4% lower than in the corresponding period of 2002. In that period, the occupancy rate amounted to 44%, i.e. by 0.2 percentage point lower than in the four quarters of 2002. In the four quarters of 2002, the Average Daily Rate (ADR) was PLN 210.8, i.e. by 0.2% higher than the figure reported for the four quarters of 2002.

The revenue per available room (RevPAR) amounted to PLN 92.7, that figure being by 0.2% lower as compared to the four quarters of 2002. In the four quarters of 2003, the total number of rooms sold in by Orbis hotels amounted to 1,560,233, i.e. by 2.5% less than in the four quarters of 2002. The average number of available rooms in the four quarters of 2003 amounted to 9,717 and was by 2.2 lower than in the four quarters of 2002. The decrease in the total number of rooms available in Orbis S.A., both in the 4th quarter of 2003 and in the remaining quarters of the year was brought about by the closure of the Sofitel in Kraków in November 2002 and upgrading of hotel rooms in, among others, Novotel Centrum in Warsaw.

In line with the business and tourist traffic calendar in Poland, the 4th quarter of 2003 was a period of reduced sales of hotel services, as compared to the second and third quarters of 2003, though it was much better than the first quarter of the year. Sales of room services in Orbis S.A. hotels in the fourth quarter validate the positive co-relation between the level of sales of Company's services and the GDP growth rate in Poland and in the European countries as well as with the international geo-political situation shaping up the overall level of tourist traffic in the world. It should also be highlighted that results related to the Average Daily Rate is attributable to a sustained strong EURO/PLN exchange rate practically throughout the entire 2003. Such exchange rate allowed to generate better revenues from the sale of rooms to the foreign incoming traffic. Major intensification of competition in the hotel industry – particularly evident in cities like Warsaw and Kraków and predominantly in the upper segments of the market - invariably represents a factor exerting an adverse impact on the sales of rooms in Poland. Steady growth in the number of available rooms that has been observed for a few years keeps bringing the number of sold rooms down in individual hotels belonging to the network and adversely affects the level of realized prices.

The rate of GDP growth in Poland during the four quarters of 2003, as assessed by the Ministry of Finance, stood at 3.7% and is reflected in the sales of rooms to business clients, which went up by 8.6% in the 4th quarter of 2003 as compared to the 4th quarter of 2002, and in the four quarters of 2003 it went up by 3% as compared to the four quarters of 2002. Therefore, the share contributed by business clients to the number of rooms sold in the 4th quarter of 2003 totalled 64.8% and increased by 3.4% as compared to the corresponding period of the past year (61.4% in the 4th quarter of 2002), and in the four quarters of 2003 the said share grew by 3.6% as compared to 2002 and amounted to 54.2% (50.6% in the four quarters of 2002).
In the 4th quarter of 2003, the Average Daily Rate in the business segment stood at PLN 241.8 which was by 4% less than in the 4th quarter of 2002. In the four quarters of 2003, the ADR generated in that segment amounted to PLN 245.8 which translated into a 4.9% drop as compared to the four quarters of 2002.

Sales of rooms to tourists fell mainly as a result of the continued Iraqi conflict and, partially, due to a limited tourist traffic caused by the occurrence of epidemics in the Far East. Also the economic slowdown in the countries of the European Union and in the Untied States reduced the tourist traffic on a global scale. As a result, the volume of traffic worldwide fell from 702.6 million in 2002 to 694.0 million in 2003, i.e. by 1.2% (WTO figure, 2004). In the 4th quarter of 2003, sales of rooms in the tourist segment decreased by 6.1% as compared to the 4th quarter of 2002 while in the four quarters of 2003 the drop in the sales of rooms in that segment amounted to 10.9%. Therefore, the share of tourists in the total number of rooms sold went down by 3.4% as compared to the 4th quarter of 2002, to 35.2% (38.6% in the 4th quarter of 2002). During the four quarters of 2003, it amounted to 45.8% as compared to 49.4% in 2002 (reduction by 3.6%). In the 4th quarter of 2003, the ADR reported in the tourist segment amounted to PLN 165.9, i.e. it rose by 3.6% as compared to 2002. In the four quarters of 2003, ADR in the tourist segment equalled PLN 170 and grew by 4.1% as compared to the four quarters of 2002.

In the 4th quarter of 2003, Poles accounted for 42.2% of guests visiting Orbis S.A. hotels and their share in the number of rooms sold increased by 1% as compared to the 4th quarter of 2002. Also the number of rooms sold to Poles grew by 5.5% as compared to the 4th quarter of 2002. The share of foreigners in the number of rooms sold fell by 1% as compared with the 4th quarter of 2002 and equalled 57.8%. Sale of rooms to foreign guests rose by 1.1% as compared with the 4th quarter of 2002. In the 4th quarter of 2002, Germans represented the most numerous group of foreign guests in Orbis S.A. hotels, though not as numerous as in the 4th quarter of 2002 (reduction by 0.7%), and contributed a 17.7% share to the total number of rooms sold to foreigners. The total number of rooms sold to German guests fell slightly in the 4th quarter of 2003 (by 0.8% as compared with the 4th quarter of 2002). Scandinavians formed the second large group contributing a 6.5% share to rooms sold, i.e. by 0.2% less than in the 4th quarter of 2002. The number of rooms sold to Scandinavian guests fell by 1.2%. The third largest group, though by 0.5% less numerous as compared to the 4th quarter of 2002, were the guests from the USA and Canada, whose total share in the number of rooms sold equalled 4.2%. The number of rooms sold to this guest group in the 4th quarter of 2003 fell by 8.2% as compared with the 4th quarter of 2002.

In the four quarters of 2003, Poles accounted for 34.9% of guests of Orbis S.A. hotels and the share they contributed to rooms sold went down by 0.3% as compared with the four quarters of 2002 (four quarters of 2002 -35.2%). The number of rooms sold to Poles over that period decreased by 4.7% as compared with the four quarters of 2002.
The share in rooms sold to foreigners in the four quarters of 2003 rose from by 0.3% as compared with 2002 (the share of foreigners in 2002 – 64.8%) up to 65.1%. As a result of limited tourist traffic worldwide, the number of rooms sold to foreign guests fell by 3.3% as compared with the four quarters of 2002. The share of guests from Germany in the number of rooms sold stood, in the four quarters of 2002, at 23.1% and grew by 0.5%, with a 1.9% decline in the rooms sold as compared to the four quarters of 2002. Scandinavians accounted for 6.3% of guests staying at Orbis S.A. hotels in the four quarters of 2003 and their share rose by 0.2% as compared with the four quarters of 2002. The number of rooms sold to Scandinavian guests declined slightly by 0.6% as compared with the four quarters of 2002. The share of citizens of USA and Canada, a third largest group of foreign guests in Orbis S.A. hotels, equalled 4.9% and fell by 0.8%. as compared to the four quarters of 2002. The number of rooms sold to this group of guests fell by 17.4% as compared to the four quarters of 2002).

Continued program of employment restructuring carried out since 1999 resulted in a reduction in the number of employees. In the four quarters of 2003, the average employment in Orbis S.A. hotels totalled 5,361.4 employees and was by 13.5% lower than in the corresponding period of the preceding year. The coefficient of employment per room equalled 0.51 which was possible thanks to Orbis S.A. determination to implement the employment optimisation programme, initiated in 1999.

The average wages and salaries in Orbis S.A. for the four quarters of the current year amounted to PLN 2,546 and increased by 2.8% as compared to the corresponding period of 2002.

In the four quarters of 2003, the share of net revenues from the sale of finished products, goods for resale and raw materials in total revenues amounted to 93.6% (97.8% in the 4th quarter alone), while the share of costs of products sold in total costs totalled 71.5% (65.4% in the 4th quarter alone), while the figure including costs of sales and general overheads amounted to 94%, and, therefore, changes in those items determine the Company's financial result to the most extent.

Following the four quarters of 2003, the incurred costs of finished products, goods for resale and raw materials were reported at the level of 87.5% of costs incurred in the corresponding period of the preceding year, costs of sales decreased by 3.6%, while general overheads grew by 2.1%. Similar figures are reported for the 4th quarter of 2003 in terms of costs of finished products, goods for resale and raw materials (reduction by 10.0%) and costs of sales (which went down by 1.8%). However, general overheads rose by 20.2% as compared with the 4th quarter of 2002.

Consequently, after the four quarters of 2003, the Company generated a profit on sales amounting to PLN 54.809 thousand, i.e. 172.7% of the result reported in same period of 2002. At the same time, the profit on sales was lower than the result achieved in the first three quarters of the year by the amount of PLN 7 330 thousand, since this was the net loss of sales in the 4th quarter of 2003.

Other operating revenues decreased by 49.5% while other operating costs by 34.04% as compared with the preceding year. In the 4th quarter of 2003 alone, other operating revenues fell by 76.5% while costs dropped by 74.2% as compared to the 4th quarter of 2002. Other operating revenues include, among others: revenues from trade marks, donations and damages received, refunds of apprentices' remuneration, revenues from real property treated as investments.

In the course of the four quarters of 2003, the Company generated financial revenues in the amount of PLN 28,939 thousand, i.e. by almost 10% higher than in the corresponding period of past year, and incurred costs amounting to PLN 13,895 thousand (by 2.7 times higher than in the corresponding period of the preceding year). Eventually, financial activity brought a positive result of PLN 15,004 thousand. Revenues went up in the 2nd quarter of 2003 as a result of a transaction of sale of company PolCard finalized in May. Other financial revenues comprised of: dividend and interest on short-term banking deposits as well as positive foreign exchange differences. Financial costs were dominated by costs of interest on loans and credits and negative foreign exchange differences on foreign currency-denominated loan incurred in relation with the Hekon SA. acquisition transaction.

In 2003, the Company generated a net profit of PLN 41,707 thousand, i.e. a result by 34% higher than the financial result generated in the corresponding period of the preceding year.

6.3 In 2003, **Hekon - Hotele Ekonomiczne S.A.** reported sales on finished products, goods and raw materials at the level of PLN 85,059 thousand, which translated into a growth by 19,52% as compared to the corresponding period of 2002. Occupancy rate in hotels stood at 50.76% and was by 6.08 percentage point higher than in 2002.

Sales of rooms in 2003 dominated the segment of individual clients, of which 61.3% were business clients and 29,1% tourist clients. The structure of group clients' segment was as follows: tourist groups 6.0%, business groups 3.6%.

In 2003. Poles accounted for 45% of guests of Hekon hotels. In the period in question, the most numerous group of foreigners was formed by guests from Germany who accounted for 13% of guests staying at hotels. The next, as regards the size, group were Italians contributing in 2003 a share at the level of 8%. The fourth significant group in the year 2003 were French guests with a 6% share in the total number of guests.
Hotels reported an Average Daily Rate (ADR) of PLN 237.83, which means a growth by 3.66% as compared to the preceding year. Revenue per available room (RevPAR) was at the level of PLN 120.73 i.e. by 17.77% than reported in 2002.
Observed growth in sales was accompanied by an increase in costs of operating activities that totalled PLN 73.197 thousand, i.e. by 17.61% more than in past year.
As a result, the Company generated profit on sales in the amount of PLN 11,862 thousand, i.e. by 32.91% higher than the result generated in 2002.

In 2003, other operating costs went down by 99.83% as compared to the preceding year in connection with a realized profit on the sale of non-financial assets in 2002. Other operating costs were by 180.68% higher than in past year. Other operating costs incurred in 2003 comprised provisions for doubtful debtors and for pension benefits.

In the year 2003, the Company generated financial income amounting to PLN 6,836 thousand (i.e. three times higher than in the preceding year) and incurred costs in the amount of PLN 622 thousand (by 63.5% lower than last year). The growth in income, as compared to the corresponding period of past year, resulted especially from received interest on bonds of companies of Accor Polska Sp. z o.o. (until October 31, 2003, i.e. until the maturity date). Financial costs were dominated by realized negative exchange rate differences and differences from the balance sheet valuation of creditors denominated in foreign currencies as well as by costs of guarantees granted.

In the year 2003, the Company generated net profit in the amount of PLN 12,525 thousand.

Since October 31, 2003, i.e. from date of change of the shareholder of Hekon – Hotele Ekonomiczne S.A. from Accor Polska Sp. z o.o. to Orbis S.A. until the end of 2003, sales revenues amounted to PLN 12,205 thousand, that figure accounting for 14.3% of all-year sales generated by the Company. In that period, costs amounted to PLN 12,235 thousand (16.7% of overall operating costs), which was affected by high share of fixed costs in operating costs, including depreciation and costs of hotel lease.
In the period under discussion, the Company reported an insignificant loss on sales that amounted to PLN 30 thousand, which must be treated as an effect of a seasonal nature of hotel services – the fourth quarter is always a period marked by lower sales of hotel services as compared to previous periods which is attributable to less intense tourist and business traffic.
Other operating costs went up by PLN 5 thousand, while other operating costs by PLN 64 thousand. At the same time, the Company generated good results on financial activities. Financial income went up by PLN 1.126 thousand, and financial costs by PLN 550 thousand.
As a result, net profit for the period from November 1, 2003 until December 31, 2003 amounted to PLN 389 thousand.

In 2003, average employment stood at 405 persons and increased by 30 persons as compared to past year.

Investment outlays incurred in 2003 amounted to PLN 1,171 thousand, of which PLN 309 thousand for equipment and machines, PLN 46 thousand for intangible fixed assets, PLN 66 thousand for buildings and constructions and PLN 82 thousand for means of transport.

6.4 Following the three quarters of 2003, the net financial result of **PBP Orbis Sp. z o. o.** totalled + PLN 200.3 thousand. As compared to the corresponding period of the past year, the net financial result improved by PLN 552.1 thousand. As compared to the 3rd quarter of the current year, the result went down by 36.8%. The Company executed the plan for the annual gross financial result adopted by the Supervisory Board on June 13, 2003.
The improvement in the result generated in the current year, as compared to the preceding period, was affected by a better result on operating activities (improvement by 1,182.5 thousand).

Revenues from the sale of goods and products (operating activities) amounted to PLN 169,936.8 thousand. As compared to the past year, revenues from operating activities

are lower by 3.64%. Lower revenues were reported first and foremost in domestic traffic – a drop by 8,230.2 thousand, foreign incoming traffic – by 3,046.3 thousand (drop in arrivals of foreign tourists) and in foreign outgoing traffic – a decrease by 2,663.1 thousand (generally lower demand for tourist services and dominance of purchases of cheap offer e.g.: own transport, coach events). A growth was reported in travel services – by 2,778.5 thousand.
As compared to the 3rd quarter 2003, revenues from the sale of goods and products increased by 22.3%.

The costs of finished products, goods and raw materials sold after 12 months of 2003 were lower than costs incurred in past year by PLN 6,223.0 thousand, i.e. by 4.04%. In that period, a substantial increase was reported in costs of sales – by PLN 1,112.2 thousand, which was connected, among others, with the necessity to finance additional promotional campaigns supporting sales.
The general overheads went down, similarly to the preceding year, by PLN 235.3 thousand (drop by 1.4%).

Further improvement was noted in the balance of other operating revenues and expenses – it was positive and amounted to PLN 695.1 thousand (the balance reported last year – PLN minus 154.9 thousand). As compared to the 3rd quarter 2003, the result on other operating activities was by nearly 160% higher (balance after the three quarters amounted to PLN 268 thousand).

Other operating revenues after 12 months of 2003 included liquidated provisions from the preceding year, advertisements in the Orbis catalogue and receipts from the supervision over licenses. Other operating costs comprised predominantly depreciation of goodwill and provisions set up for doubtful receivables.

After twelve months of 2003, the balance of financial operations was positive and totalled PLN 589.5 thousand, i.e. by 37.4% higher than in the preceding quarter. In the corresponding period of the past year, a positive balance was also recorded which, however, was higher due to more favourable currency exchange rates in past year (PLN 1,526.4 thousand).
Lower balance in financial operations in 2003 is predominantly attributable to a further drop in interest rates on the banking market, reduced funds earmarked for deposits and unfavourable foreign currency rates.

Employment continues to fall. On the last day of the 4th quarter of 2003, the employment level equalled 531 persons and was by 8.8% lower than at the end of past year (582 persons at the end of December 2002). As compared to the 3rd quarter 2003, a 2.2% decrease was reported in the number of employees. The most significant employment reduction was reported in the transportation, financial and accounting departments as well as in administration.

Investment outlays incurred after four quarters of 2003 totalled PLN 1,786.0 thousand, of which PLN 619.0 for machines and equipment, PLN 181.0 thousand for intangible fixed assets; PLN 537.0 thousand for buildings and constructions and PLN 329.0 thousand for means of transport. Total investment outlays incurred in 2003 account for 66.5% outlays planned for that year.

In the year 2003, the Company finished the implementation of a new financial and accounting as well as a reservation system. In 2004, works related to an integrated back-office sales system will be continued.

6.5 After four quarters of 2003, **Orbis Transport Sp. z o.o.** generated a gross profit on sales in the amount of PLN 7,464 thousand. As a result, this figure reflects a 83.3% increase as compared to that reported in the corresponding period of 2002.
The dynamics of revenues from operating activities in the Company amounted to 118.7%, while the costs dynamics stood at the level of 124.4%. Consequently, the Company generated operating profit on operations amounting to PLN 7,122.5 thousand.

The total financial costs incurred by the Company in 2003 totalled PLN 2,011 thousand and accounted for 59.9% of costs incurred last year, despite more frequent use by the Company of credits in 2002 as compared to 2002 (decrease by 69%). Lower costs of credits result from both their diversification into PLN-denominated credits and foreign currency-denominated ones and lower interest rates of foreign currencies against Polish zloty.

Financial income totalled PLN 1,666 thousand and was higher than income generated in 2002. It should be highlighted that high level of financial income of the year 2003 results from the increased share of income on financial lease and positive exchange rate differences that occurred, among others, in the repayment of USD-denominated credit.

The aforementioned factors shaped up gross profit generated by the Company that was reported at a higher level than in 2002. The amount of gross profit (following consolidation) totalled PLN 7.464 thousand, while in 2002, the profit amounted to PLN 4,059.2 thousand. Having taken into account the income tax in the amount of PLN 2.620.9 thousand as well as the minorities' profit, the Company's disposable net profit amounted to PLN 4,908 thousand.

The Company carried out business operations with 206 employees, as at December 2003. The average annual employment level was 205 employees. A drop is noted in the number of employees in the group of coach drivers and personnel of technical back-up facilities, which is brought about by employment optimisation programme. In that period, the average gross wage and salary amounted to PLN 2,769.01 and was by 10.7% higher than last year.

7. Additional information

7.1 As at February 27, 2004, the share capital of Orbis S.A. amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares encompass:

Shareholder	Share of votes at the General Assembly as at Nov. 14, 2003.	Changes from Nov. 14, 2003, till Feb. 27, 2004	Share in the initial capital as at Feb. 27, 2004 (share in the total number of votes).	No of shares as at Feb. 27, 2004 (number of votes)
Accor SA	29.34%	6.24%-	35.58%	16 394 151
Deutsche Bank	12.42%	-	12.42%	5 721 357
(including Reib International Holdings Limited – a subsidiary of DB AG)	*10.37%*	-	*10.37%*	*4 778 190*
CU OFE BPH CU WBK	5.08%	-	5.08%	2 228 652
Globe Trade Centre S.A	5%	-	5%	2 303 853

According to possessed information, since the date of submission of the preceding quarterly report. no changes occurred in respect of the holding of Orbis S.A. shares by persons managing or supervising the Company.

7.2 As at December 31, 2003, the initial capital of **Hekon - Hotele Ekonomiczne S.A.** amounts to PLN 300,000,000. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at Dec. 31, 2003
Orbis S.A.	100%

On October 31, 2003, Orbis S.A. acquired 100% of Company's shares from Accor Polska Sp. z o.o.

7.3 As at December 31, 2003, the initial capital of the **Polish Travel Agent Orbis** Sp. z o.o. amounts to PLN 16 453 900.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at Dec. 31, 2003
Orbis S.A.	70.409%
Beton Stal S.A.	16.312%
Invor Sp. z o.o.	5.423%
Chrobot Reisebüro	0.245%
Wilanów Sp. z o.o.	0.064%
Biuro Podróży Zbigniew	0.009%
Natural persons	7.538%

According to possessed information, no changes occurred in respect of the shareholdings of Orbis Travel shareholders since the date of submission of the preceding quarterly report.

7.4 As at December 31, 2003, the initial capital of **Orbis Transport** Sp. z o.o. amounts to PLN 14 429 300.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at Dec. 31, 2003
Orbis S.A.	84.437%
L.G. Petro Bank S.A.	13.858%
Chrobot Reisebüro	0.362%
PBP Orbis Sp. z o.o.	0.185%
Natural persons	1,158%

According to possessed information, no changes occurred in respect of the shareholdings of Orbis Transport shareholders since the date of submission of the preceding quarterly report .

7.5 As at December 31, 2003, the initial capital of **Orbis Casino** Sp. z o.o. amounts to PLN 4,500,000. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at Dec. 31, 2003
ORBIS S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
ZPR S.A	33.33%

The registration procedure related to capital increase approved on June 12, 2003, pending before the National Court Registry was completed on July 23, 2003.

7.6 In the period between January 1, 2003 and December 31, 2003, Orbis S.A. concluded a transactions with Accor Polska Sp. z o.o. related to the purchase of shares in the company Hekon S.A., the PLN-denominated value of which exceeds EUR 500.000, and which is not a typical or routine transaction made on market conditions, the nature and conditions of which result from the current operating activities pursued by the Company. Important information related to that transaction is presented in point 8.5 of the notes to the report.

7.7 In the period between January 1, 2003 and December 31, 2003 neither Orbis S.A. nor its subsidiaries issued guarantees for credits or loans, they did not issue any guarantee for the benefit of an entity or its subsidiary, either, the total value of which would amount to at least 10% of Orbis S.A. equity.

8. Other events affecting the financial standing of Companies forming the Orbis Group

8.1 On February 28, 2003, the Management Board of Orbis S.A. acting jointly with six other shareholders of the company PolCard S.A. with its registered address in Warsaw, in aggregate holding 99.67% of the Company's initial capital, signed an agreement for

the sale of their share holdings in the Company. The Company sold the entire block of shares held by it, comprising of 3,000 (three thousand) registered shares having a total nominal value of 300,000 Zloty (three hundred thousand) and constituting 9.9% of Polcard's initial capital for a price constituting in Polish zlotys an equivalent of US$ 5,940,600.
The buyer is G.I.C. Usługi Finansowe Sp. z o.o. with its registered address in Warsaw, a subsidiary of GTECH Corporation with its registered address in West Greenwich, Delaware, USA. Indirect shareholders of the buyer are also the Innova/98 L.P. and Innova/3 L.P. funds.

The share sale agreement was conditional by nature and became binding upon obtaining a consent of the President of the Office for the Protection of Consumers and Competition and upon waiver by the Polish Banks' Association of its pre-emptive rights to purchase the Company's shares.
/Current report no. 3/2003/

8.2 On April 1, 2003, Orbis S.A. and Accor Poland signed an Amending Annex to the Conditional General Franchising Agreement dated July 26, 2000, concerning the Mercure Helios Hotel in Toruń. By virtue of the said Annex, this hotel operating as Helios Hotel in Toruń will begin its operations under the Mercure brand as from April 1, 2003. At present, modernization works are being finalized in the hotel. The Mercure Helios Hotel in Toruń is the eight hotel belonging to Orbis S.A. and operating under the Mercure brand.
/Current report no 5/2003/

8.3 The Supervisory Board of Orbis S.A. took a decision to extend the agreement executed with a chartered auditor – the company Deloitte and Touche Audit Services Sp. z o.o. having its seat in Warsaw at 6 Fredry street, entered in the register of entities authorized to audit financial statements under the number 73, with which "Orbis" S.A. has cooperated in the field of the audit of financial statements since 2000 and to entrust the aforementioned chartered auditor with the review and audit of financial statements of the company "Orbis" S.A. and of the consolidated financial statements of the Orbis Group for the year 2003.

8.4 Since the conditions precedent incorporated in the share sale agreement involving the block of shares held by Orbis S.A. in the company PolCard S.A. with its corporate seat in Warsaw (the Company) signed on February 28, 2003, with six other shareholders of the Company, holding jointly with the Seller 99.67% of the Company's initial capital, have materialized, on May 22, 2003 the parties to the transaction performed the acts needed to transfer the shares in PolCard to the Buyer and receive the payment of the price.
/Current report no 9/2003/

8.5 On June 24, 2003, Orbis S.A. and Accor Polska Sp. z o.o. having its corporate seat in Warsaw and Accor S.A. having its z corporate seat in Evry, France, entered into a Share Sale and Purchase Agreement of shares in the company Hekon Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw.

By virtue of the Agreement, Orbis undertook to purchase, and Accor Polska undertook to sell 100% shares in the registered capital of Hekon. The acquisition of Hekon shares by Orbis is conditional upon obtaining, by Orbis, of the consent given by President of the Consumer and Competition Protection Office and a decision issued by the Minister of Internal Affairs and Administration (conditions precedent).

The price of Hekon shares defined in the Agreement amounts to PLN 404,168,107.92, which exceeds 10% of "Orbis" S.A. equity, therefore the said Agreement is deemed a "material agreement". The Agreement provides for a mechanism of partial settlement of the price in the amount of approx. PLN 110,000,000 with the use of cash in possession of Hekon and a price adjusting mechanism based on Hekon's financial results on the date of acquisition of shares by Orbis. The price will be paid in two installments, of which one being equal to 85% is payable on the date of acquisition of shares by Orbis and the second equal to 15% of the price will be payable not later than within 5 years from the date of acquisition of shares by Orbis. In respect to the first installment, the parties agreed that it will be converted into euro according to the mean rate of exchange published by the National Bank of Poland (NBP) on the date preceding the date of signing the Agreement, and the parties will split in half the financial effects resulting from the fluctuation of the euro/zloty exchange rate between the date of signing the Agreement and the transaction closing date. The second installment of the purchase price, after being converted into euro according to the mean rate of exchange published by the NBP on the date preceding the date of signing the Agreement, will bear interest rate until the date of payment according to the EURIBOR for 6-month deposits plus 1%. The accrued interest will be paid per annum on each anniversary of acquisition of the shares by Orbis.

Under the said Agreement, Accor Polska made the following covenants:

- not to take up any competitive activity within 8 years from the date of Orbis' acquisition of Hekon shares; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 7.5% of net revenues of each hotel which would conduct an activity in violation of the non-competition covenant;
- to enter into an agreement with Orbis, by virtue of which Orbis would take over the management of the Mercure Chopin hotel in Warsaw from January 1, 2004; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 1.5% of the Hekon share purchase price;
- in case of opening by any of the companies belonging to the Accor Group, within 8 years from the date of acquisition of Hekon shares, of a hotel under any of Accor brands in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement with Orbis so that Orbis would manage such a hotel;
- in case of opening by Orbis, within 8 years from the date of acquisition of Hekon shares, of a hotel in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement under which Orbis would be permitted to manage such a hotel under one of Accor brands;
- to engage in negotiations with a view to enter into an agreement for sale to Orbis of shares in the company which is currently in charge of construction of the "Ibis Muranowska" hotel in Warsaw, after completion of the said construction process.

In addition, Orbis made certain covenants to Accor Polska under the said Agreement. Violation of some of such covenants would result in a duty to pay contractual penalties by Orbis. The value of such contractual penalties may not exceed 5% of the Hekon share purchase price plus an equivalent in Polish Zloty of euro 640,000. In case of breach of any of the covenants by Orbis, Accor Polska shall be entitled to seek indemnity in excess of the contractual penalty, is the value of damages actually incurred by Accor Polska exceed the amount of the contractual penalty.

In the Agreement, Accor S.A. guaranteed the payment by Accor Polska of all an any amounts lawfully adjudicated as payable by Accor Polska to Orbis under this Agreement.
/Current report no 13/2003/

8.6 As of June 25, 2003, Mr. David Netser resigned from his function as a member and Vice-Chairman of the Orbis S.A. Supervisory Board.
/Current report no 14/2003/

8.7 On June 26, 2003 the General Assembly of Orbis S.A. Shareholders was held. The General Assembly approved the following:

1. the Management Board's report on the activity of the Company for the period from January 1, 2002, up till December 31, 2002.,
2. the financial statements of the Company including:
   - balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,377,401,709.69 (say: one billion three hundred seventy seven million four hundred and one thousand seven hundred and nine Polish Zloty and 69 Grosze);
   - profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze);
   - comparative changes in equity, reported as of January 1, 2002, at PLN 1,175,150,211.28 (say: one billion one hundred seventy five million one hundred fifty thousand and two hundred and eleven Polish Zloty and 28 Grosze) and the balance as of December 31, 2002, amounting to PLN 1,170,395,623.94 (say: one billion one hundred seventy million three hundred ninety five thousand and six hundred and twenty three Polish Zloty and 94 Grosze);
   - cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 54,217,471.86 (say: fifty four million two hundred seventeen thousand four hundred and seventy one Polish Zloty and 86 Grosze);
3. the apportionment of the net profit generated during the financial year ended December 31, 2002, amounting to PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze) to:

   1. supplementary capital - in the amount of PLN 14,739,681.17
   2. reserve capital - in the amount of PLN 651,100.00
   3. dividend - in the amount of PLN 15,666,182.72

4. the posting of the past year's profits amounting to PLN 69,244,709.70 reported in the balance sheet prepared as of December 31, 2002, to:
   1) the supplementary capital, in the amount of PLN 4,568,599.14,
   2) the reserve capital, in the amount of 64,676,110.56, i.e. an equivalent of the titles to perpetual usufruct of land, granted to "Orbis" S.A. by virtue of administrative decisions and reported for this first time as the Company's assets, according to the value of the land as of the date of issue of the decision concerning granting the title to perpetual usufruct of the land, which constituted the basis for calculating the fee for perpetual usufruct.

as well as granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2002.

8.8 The General Assembly of Orbis S.A. Shareholders approved also the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2002, including:

1. consolidated balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,463,156 thousand (say: one billion four hundred sixty three million one hundred and fifty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 34,583 thousand (say: thirty four million five hundred eighty three thousand Polish Zloty);
3. consolidated comparative changes in equity for the period beginning on January 1, 2002, until December 31, 2002, reporting a decrease of the equity by PLN 1,152 thousand (say: one million one hundred fifty two thousand);
4. consolidated cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 55,470 (say: fifty five million four hundred seventy thousand);
5. additional notes;

8.9 In connection with Mr. David Netser's resignation from his function of a Supervisory Board member, the General Assembly of Shareholders appointed Mr. Justin Chuter as a member of the Supervisory Board during its V term of office.

8.10 The General Assembly of Orbis S.A. Shareholders granted its consent for:

1. the transfer of the title to perpetual usufruct of a plot of land no. 22/24 k.m.39 with an area of 3422 m^2, Bogucice Zawodzie zone, located in Katowice at Rożdzieńskiego street, entered in the land and mortgage register KW 22609 kept by the District Court in Katowice, to the Town Office in Katowice, without recourse to the tender procedure.

2. the transfer of plots of land no. 167/1 and 180/5 with a total area of 815m^2 located in Cieszyn at Motelowa street, for which a land and mortgage register no. KW

51095 is kept by the District Court in Cieszyn, without recourse to tender procedure, for the benefit of Mr. W. Prax and Mrs. B. Biernot,

3. the transfer of the title to perpetual usufruct of a part of a real property consisting of land located in Zegrze Płd., at Rybaki street, Nieporęt Commune, and composed of plot no 125/3 having an area of 1,513 m^2 registered in the land and mortgage register no KW IV-31362 kept by the District Court in Legionowo, IV Land and Mortgage Registry Division, without recourse to tender procedure, to the General Directorate of Public Roads and Motorways in Warsaw, however, the sale price may not be lower than the market value appraised by a real property expert, plus an additional cost of fencing installed on plot no 125/3 in the form of a wire net installed on a concrete base between the geodetic points "F" – "e 1".

4. the transfer of the title to perpetual usufruct of a plot of land no. 23 with the total area of 21,555.00 m^2 and a and a title to buildings erected on that plot of land, located in Warsaw at 47 Łopuszańska street, in respect of which a land and mortgage register KW 212999 is kept by the District Court for the Capital City of Warsaw, VI Land and Mortgage Registry Division, without recourse to he tender procedure, to "Orbis Transport Sp. zo.o.", for a price not lower than that determined by the real property expert.

5. the transfer of the title to perpetual usufruct of plots of land no 1/5, no 1/159, no 1/160, no 4/6, no 4/12 and no 4/13 having a total area of 28,992 m^2 and the ownership title to the „Orbis" S.A. buildings situated on these plots, located in Poznań, at 5, Prusimska street, registered in the land and mortgage register no KW 167966, kept by the District Court in Poznań, Land and Mortgage Registry, by way of unlimited written tender organized in accordance with the Act on Administration of Real Property (published in the journal of laws "Dz.U." of August 29, 1997, as further amended), for an amount not less than as determined by a real property expert.

8.11. Having been familiarized with the position of the Management Board and the Supervisory Board of the Company expressed in particular in the Resolution no 13 of the Company's Management Board dated June 10, 2003, and Resolution no 59/V/2003 of the Supervisory Board dated May 28, 2003, the Ordinary General Assembly of Orbis S.A. Shareholders decided to adopt the "Best Practices in Public Companies 2002" outlining the principles of corporate governance for joint-stock companies which issue shares or bonds with a priority warrant admitted to public trading, together with a commentary defining the manner of compliance by the Company and the General Assembly of Orbis S.A. Shareholders recommended that these principles be applied by the Company's governing bodies.

8.12 On August 5, 2003, the Supervisory Board of Orbis S.A. appointed Mr. Alain Billy as a member of the Management Board during its V term of office.

8.13 On August 6, 2003, the Management Board of Orbis S.A. decided to put forward a motion to the General Assembly of Shareholders under § 29 section 1 point 9 of the Company's statutes to grant consent for multiple issues of unsecured bearer bonds denominated in Polish zloty of a total nominal value not exceeding the amount of

PLN 250,000,000 (say: two hundred fifty million Polish zloty) under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues.

8.14 On September 9, 2003, the international rating agency Fitch Ratings lowered the domestic long-term rating of Orbis S.A. to "BBB+(pol)" from "A-(pol)". The rating perspective is stable.

The change in rating stems from deteriorating operating results of Orbis S.A., including the occupancy rate, revenues per available room (RevPAR), decreasing EBITDA margin and worse cash flows resulting from the growing competition on the hotel market in Poland.
/Current report No. 24/2003/

8.15 An Extraordinary General Assembly of Shareholders of Orbis S.A. was held on September 11, 2003. The Assembly granted its consent for multiple issues of unsecured bearer bonds of a total nominal value not exceeding the amount of PLN 250,000,000 under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues. The bonds will be denominated in Polish zloty.
/Current Report No. 25/2003/

8.16 On September 23, 2003, the Supervisory Board recalled a member of the Orbis S.A. Supervisory Board, Mr. Laurent Picheral.
/Current report No. 27/2003/

8.17 On October 8, 2003, the President of the Consumer and Competition Protection Office gave his consent for concentration consisting in take-over, by "Orbis" S.A., of control over Hekon - Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw and over a part of the business of Societe d Exploitation Hotek Polska Sp. z o.o. having its z corporate seat in Warsaw, thus fulfilling the condition precedent to the Agreement described in the current report no 13/2003 .

The content of the permit granted by the President of the Consumer and Competition Protection Office relating to the part of the business run by Societe d Exploitation Hotek Polska Sp. z o.o. having its z corporate seat in Warsaw, relates to take-over of management over the Mercure Chopin Hotel in Warsaw by Orbis S.A., as provided for in the Agreement.
/Current report No. 28/2003/

8.18 On October 31, 2003, acting upon request of Orbis S.A. as a future owner of 100% shares in Hekon S.A., Accor Poland Sp. z o.o. made changes in the Management Board and the Supervisory Board of the said company.
The recalled persons have been replaced by:

a) as Preseident of the Management Board – Mr. Yannick Rouvrais
b) as a member of the Management Board - Mr. Alain Billy
c) as members of the Supervisory Board:
    - Krzysztof Gerula
    - Andrzej Szułdrzyński
    - Andrzej Tabor
    - Bartłomiej Weroniczak-Ballod

- Marta Kuniszyk

8.19 Implementing the Share Sale and Purchase Agreement entered into on June 24, 2003 (hereinafter referred to as the "Agreement"), on October 31, 2003, Orbis S.A. having its corporate address at 16, Bracka street, Warsaw, Poland, registered in the register of business operators kept by the District Court for the Capital City of Warsaw, XIX Economic Registry Division, under the number KRS 0000022622, (hereinafter referred to as "Orbis") acquired from the company Accor Polska Sp. z o.o. having its corporate address in Warsaw (hereinafter referred to as "Accor Polska") 100% shares in the company Hekon - Hotele Ekonomiczne S.A. having its corporate address in Warsaw (hereinafter referred to as "Hekon"), i.e. 300.000.000 registered shares having a nominal value of PLN 1 each.

According to the Agreement, the price of Hekon shares amounts to PLN 404,168,107.92. On the acquisition day, Orbis paid the first installment equal to 85% of the price. Under the Agreement, the first installment was increased by an amount of PLN 6,368,837.28 payable within 10 business days from the acquisition date. This amount results from the settlement mechanism of the EURO/PLN exchange rate for the period from the date of executing the Agreement until the acquisition date, as provided for in the Agreement. The second installment equal to 15% of the price shall be paid not later than within 5 years from the date of acquisition of the shares by Orbis after its conversion into EURO according to the average rate of exchange quoted by the National Bank of Poland on the date preceding the date of executing the Agreement and shall bear interest until the date of payment according to EURIBOR for 6-month deposits plus 1%. The accrued interest shall be paid on a yearly basis on each anniversary of share acquisition by Orbis. The value of Hekon shares in Orbis' accounting books shall be equal to the acquisition price.

Hekon shares constitute assets of major value according to § 2.1.45 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (published in the official journal of the Republic of Poland "*Dz. U.*" No 139, item 1569, as amended), since they exceed 10% of Orbis' equity.

The sources of financing of the acquisition of Hekon shares include own funds and loan granted by a syndicate of banks led by Credit Lyonnais and Bank Handlowy in Warsaw. A part of the first installment has been settled by a non-cash set-off of mutual payments between Orbis and Accor Polska.

Acquisition of Hekon shares is tantamount to take-over by Orbis of control over hotels operated by Hekon – Orbis plans to continue their operations.

Acquisition of Hekon shares is a long-term capital investment for Orbis.

The shares acquired in Hekon entitle Orbis to 100% of votes at the General Assembly of Hekon Shareholders.

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities'

issuers (official journal "*Dz. U.*" No 139, item 1569, as amended), Accor Polska and Orbis are affiliates since Accor Polska's controlling company has over 20% of votes at the General Assembly of Orbis Shareholders."
/Current report No. 30/2003 and 31/2003/

8.20 As part of settlement of the sale price for the shares in Hekon SA, the amount of PLN 109,620 thousand has been set-off against liabilities of Accor Poland S.A. against Hekon S.A., accompanied by a simultaneous issue by Orbis S.A. of bonds subscribed for by Hekon SA.

8.21 In connection with the announced intention to privatize PKSbus spółka z o.o. and an invitation extended to ORBIS Transport spółka z o.o. to take part in this privatization, ORBIS Transport (subsidiary of ORBIS S.A.), filed a "Declaration of Interest" and intends to take part in the tender with the intention to acquire a majority block of shares. Besides ORBIS Transport, PKSbus is a major carrier in international couch transportation.

8.22 On December 17, 2003, the General Assembly of Shareholders has been presented with letters containing the following information:

1) in a letter dated December 16, 2003, member of the Supervisory Board Mr. Justin Chuter resigned from his function as a member and Vice-Chairman of the "Orbis" S.A. Supervisory Board ,
2) in a letter dated December 17, 2003, member of the Supervisory Board Mr. David Vely resigned from his function as a member of the "Orbis" S.A. Supervisory Board.

Acting by virtue of Article 385 § 1 of the Code of Commercial Companies in conjunction with § 16 section 2 of the Company's Statute and § 2 section 3 of the Supervisory Board Rules, the Ezra ordinary General Assembly of Shareholders of Orbis S.A. appointed Mr. Claude Moscheni and Mr. Chrostopher Voutsinas as members of the Supervisory Board for the end of the Board's term of office .

Mr. Claude Moscheni has a rich experience in management of hotel chains at operational and strategic level. Since 1970, Mr. Moscheni's career has developed with the ACCOR Group, first as hotel director, and then as regional director (the United States, the Middle East), Managing Director of the Novotel brand network, Managing Director of the Mercure brand network, and Director for ACCOR Business & Leisure hotels. At present Mr. Moscheni performs the function of an advisor to the President of the ACCOR S.A. group . This function is not competitive towards the activity of the company ORBIS S.A.
Mr. Christopher Voutsinas is a Managing Director of Deutsche Bank in London, where he has been employed since January 2003. Mr. Voutsinas is the Head of the asset management team of the Deutsche Bank Real Estate Opportunities Group ("REOG") in charge of managing the portfolio of real estate assets. Mr. Voutsinas has been working in the real estate sector for 16 years.
Previously, Mr. Voutsinas was employed in Goldman Sachs Real Estate Principal Investment Area as Executive Director, Whitehall Funds, Archon Group Deutscheland, Cushman & Wakefield Financial Consulting Group as Managing Director – New York region in the United States and AT&T Global Real Estate.

Mr. Voutsinas managed assets and advised in transactions in the USA, Europe and Japan covering real estate worth US$ 5 bn.

8.23 On December 17, 2003, the Extraordinary General Assembly of Shareholders of Orbis S.A. granted its consent for establishment of joint mortgages to secure potential claim(s) on real property of three „Orbis" S.A. branches, up to the value accounting for 130% (one hundred and thirty percent) of the sum of EURO 48.7 million (forty eight million seven hundred thousand) .

The above-mentioned mortgages were established on the following real property: Sofitel Victoria Branch in Warsaw (land and mortgage register no 193711 and 193710), Novotel Okęcie – Airport Branch in Warsaw (land and mortgage register no 141983) and Novotel Centrum Branch in Poznań (land and mortgage register no 130976). The said mortgages were established for the purpose of providing a collateral security under credit facility agreement entered into with a consortium led by Credit Lyonnais S.A. The credit facility has been utilized to acquire shares in Hekon Hotele Ekonomiczne S.A.

8.24 On December 23, 2003, Accor acquired 999,900 shares in the company Orbis Spółka Akcyjna having its registered office in Warsaw (hereinafter, "Orbis"); the said shares being admitted to public trading and jointly constituting around 2.17% of the aggregate number of shares in the company's equity. Acquisition of shares took place by way of an off-session transaction carried out at the Warsaw Stock Exchange on December 22, 2003. Moreover, Accor informs that on December 24, 2003, it acquired another 1,875,000 shares in Orbis S.A. from the Poland's Treasury; the said shares being admitted to public trading and jointly constituting around 4.06% of the aggregate number of shares in the company's equity. Acquisition of shares took place by way of an off-session transaction carried out at the Warsaw Stock Exchange on December 23, 2003. At present, Accor holds in aggregate 16,394,151 shares in Orbis S.A. that jointly constitute 35.58% of its share capital and represent 16,394,151 votes at the General Assembly of Orbis Shareholders and 35.58% of the total number of votes at the said Assembly. Accor does not have the status of a controlling shareholder (*literally: a dominant entity*) under Article 4 paragraph 16 of the Act. Accor's subsidiaries do not hold shares in Orbis S.A.

Furthermore, on July 26, 2000, Accor, Globe Trade Centre S.A. having its registered office in Warsaw (hereinafter, "GTC") and FIC Globe LLC replaced by REIB International Holdings Limited with its registered office in London, Great Britain, (hereinafter, "REIB") executed a shareholders' agreement (hereinafter, the "Agreement"), which defines certain conditions of functioning of the Company's governing bodies, regulates certain aspects of activity conducted by the parties and provides for cooperation between the parties within the framework of taking actions aimed at, *inter alia*, (i) appointment of some members of the Supervisory Board, (ii) adoption of a unison voting policy at the General Assembly of the Company's Shareholders in respect of matters such as: strategy of business and development of the Company, alteration of its equity, introducing amendments to its Statutes, approval of the budget, disposal of significant real property as well as dividend payout policy (consisting in particularly in an annual distribution by way of dividend of at least 50% of the profit generated by the Company). Moreover, according to the Agreement, Accor S.A. is entitled to pre-emptive rights is respect of shares held by GTC and REIB, if any

of those entities decided to dispose of a block of shares representing at least 2% of the Company's equity in one or in the course of numerous transactions (entered into within a time period not longer than 90 days). The Agreement imposes upon the parties the obligation to exercise utmost diligence, as economically viable, in order to perform all the provisions of this Agreement.

GTC currently holds 2,303,853 shares in Orbis S.A., which constitute 5.00% of its share capital and represent 2,303,853 of votes at the General Assembly of Orbis Shareholders, i.e. 5.00% of the total number of votes at the said General Assembly. REIB currently holds 4,778,190 shares in Orbis S.A., which constitute 10.37% of its share capital and represent 4,778,190 of votes at the General Assembly of Orbis Shareholders, i.e. 10.37% of the total number of votes at the said General Assembly."

9. Litigation pending in courts of law and public administration authorities

9.1 Proceedings initiated before courts that are of substantial significance for Orbis S.A. include the case of the reinstatement of the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c. having its seat in Warsaw, at 28 Chocimska street in cooperation with our Office. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. has been suspended upon a joint request of the parties (Orbis S.A., the state treasury, the President of the capital city of Warsaw and HESA) (case file no IC 459/00). On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c. In a pleading dated December 1, 2003, HESA upheld the motion for rejection of the claim and requested for renewal of the suspended proceedings and to attach the case file no I C 1271/03 filed by Orbis S.A. (referred to under letter d) below) to the case files. In a letter dated December 22, 2003, attorneys representing Orbis S.A. informed the Court that in their opinion, the motion of a third party intervener (HESA) seems premature.

b) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 m2, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A..

A complaint was filed against that decision challenging the ruling of the District Court of February 11, 3003 in its entirety and requesting that it be annulled and the matter be passed to the District Court for re-consideration. The attorney of HESA filed a motion that the aforementioned complaint be rejected. Next, attorneys of Orbis S.A., on May 20, 2003, lodged a pleading representing a response to the motion for the rejection of the complaint. By a decision dated September 24, 2003, at a closed sitting, the Supreme Court has rejected the Orbis S.A. complaint against a decision of the District Court in Warsaw dated February 11, 2003. Orbis requested law office if I&Z to prepare and file complaint with the Constitutional Tribunal in connection with the said decision of the Supreme Court which rejected the appeal of Orbis S.A. and to represent Orbis S.A. before the Constitutional Tribunal.

c) On April 14 2003, Orbis S.A. was delivered a statement of claim sent by the District Court in Warsaw, Economic Court, XX Economic Division and filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. Orbis S.A. does not plead defense and requests that the action be rejected in its entirety and that proceedings related to the case at issue be suspended. In a pleading dated June 13, 2003, HESA's attorney motioned that the defendant's application for the suspension of proceeding not be accepted. In a letter dated July 8, 2003, Orbis attorneys upheld the motion to suspend the proceedings on this case. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law office in Magdalenka. The case (XX GC 173/03) is pending.

d) On July 16, 2003 Orbis S.A. filed a statement of claim with the District Court in Warsaw, I Civil Division against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the Land and Mortgage Register under no. 201926 and that this action be secured by way of entering a warning in Section III of the Land and Mortgage Register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object of the dispute has been defined as equal to PLN 90,000,000 . In response to the claim HESA motioned for rejection of the claim in its entirety and ordering the refund of litigation costs to HESA by Orbis according to statutory prescriptions. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry in the section no II of the land and mortgage register 201926 concerning the pending court proceedings. The date of the hearing was fixed at March 18, 2004 (case file no I C 1271/03). In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law office in Magdalenka. The case is pending.

e) On December 23, 2003, Orbis has been served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in Warsaw, at Krakowskie Przedmieście street no 13, from August 1, 1993, till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the

date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no I C 1271/03 (referred to under letter d) above). In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law office in Magdalenka.

9.2 Kasprowy Hotel in Zakopane.

a) The case was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik acting for themselves and the incapacitated Mr. Maciej Gąsienica for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (former plot no 31/1) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots no 185/2 and 185/3. The decision of the head of the District Office in Nowy Targ was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected on June 8, 1998. On December 17, 2003, the Head of the County Office in Zakopane decided to *ex offico* suspend the administrative proceedings concerning reinstatement of real property of a part of plots until a final resolution of the issue of terminating the title to perpetual usufruct of a real property covered by the motion for reinstatement or rendering the decision concerning acquisition of the title to perpetual usufruct of a real property illegitimate. According to the letter of the County Office in Zakopane of Małopolskie Voivod dated January 14, 2004, an appeal was lodged against the said decision of the Head of the County Office. The case concerns a complaint of Orbis SA to the Supreme Court against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. In response to the complaint of Orbis S.A. against the President of the Housing and Municipal Office decision dated April 26, 2001, concerning suspension of the proceedings on declaration of invalidity of the above-mentioned decision of the Nowosądeckie Voivod, on July 06, 2001 the President of the Housing and Municipal Office moved that it be rejected. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed a complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the establishment of invalidity of the enfranchisement decision.

b) The case concerning termination of the title to the perpetual usufruct of the plot located in the spot named Polana Szymoszkowa was pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court revoked the decision of the Nowosąckie Voivod concerning refusal to grant the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. to the plot located at Polana

Szymoszkowa (case file II SA Kr. 108/98) as a result of complaint filed by Mrs. Czesława Ross and Maria Walczak. On August 22, 2002, having reviewed the appeal of Mr. Zbigniew Kluz, a counselor-at-law representing Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002 (GG.II.7224/84/1/92) concerning annulment of the administrative proceedings regarding termination of the perpetual usufruct title held by Orbis S.A. to the land owned by the State Treasury and located in Zakopane, the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings. A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been fixed (II SA/Kr 2438/02).

9.3 Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of $558m^2$), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Housing and Municipal Development Office passed a decision in this matter on August 8, 2001 that refused to declare the aforementioned decision invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the President of the Housing and Municipal Development Office issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Housing and Municipal Development Office applied for its rejection. By a decision dated August 20, 2003, the Supreme Administrative Court rejected the case in favor of Orbis S.A. pleadings. The decision is final and enforceable.

9.4. Grand Hotel in Warsaw.

By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the appealed-against decision of the President of the Housing and Municipal Development Office dated August 21, 2000, and the preceding decision of the President of the Housing and Municipal Development Office dated august 21, 2000, concerning declaration of invalidity of the administrative decision dated April 11, 1950, and issued by the President of the Capital City of Warsaw. According to the letter of the President of the Housing and Municipal Development Office dated July 28, 2003, and addressed to Orbis S.A. and other addressees, proceedings are pending on the case concerning declaration of invalidity of the administrative decision issued by the President of the Capital City of Warsaw dated April 11, 1950, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19, Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property.

9.5 Mercure-Unia Hotel in Lublin.

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m^2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m^2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property as requested by the parties while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. At a trial on February 18, 2003, the attorney of KUL and Orbis S.A. motioned to make an agreement on terms agreed between the participants in the proceedings at issue and as provided for in a draft agreement sent to the Committee. At a meeting of the Property Commission on November 25, 2003, participants of the proceedings reached a composite agreement, whereby Orbis S.A. has gratuitously gave over to the State Treasury the title to the perpetual usufruct of the real property. Plot no 3/3 having an area of 139 square meters and plot no ¾, area of 19 square meters, registered in the land and mortgage register no 16628, which has been subsequently passed over by the State Treasury to the Catholic University in Lublin and the Company has gratuitously passed over to Orbis S.A. the plot no 2/1 with an area of 15 square meters and to the City of Lublin the plot no 2/2 having an area of 3 square meters. The Catholic University in Lublin declared that this agreement exhausts the claims of the Company as regards the real property having an area of 1623 square meters described under item 1 of the University's claim concerning initiation of regulatory proceedings dated January 12, 1990 and therefore the Catholic University in Lublin gave up all titles and claims as to the property registered in the land an mortgage register no 16628.

9.6 Vera Hotel in Warsaw.

The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot No. 11 section 2-02-03 for perpetual usufruct, under Article 37 section 2 point 6 of the Act of 21 August 1997 on Administration of Real property (Official Journal Dz.U. No.115, item.741 as subsequently amended) in order to improve the conditions for the development of real estate where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been

permanently violated in such a manner that the 7 square meters of the hotel building are situated in the boundary line of plot No. 11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Estate Department, files No.GN/GSP/7224/U./C./O./387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The progress of the case remains unchanged.

9.7. Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m^2. The case is pending.

9.8. Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision dated December 12, 1961 and the decision dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003 and motioned that the challenged decision be annulled in its entirety and that the aforementioned decisions of May 15, 1962 and of December 20, 1962 be declared invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office upheld the aforementioned decision dated February 24, 2003. In response to the complaint dated June 30, 2003, the President of the Housing and Municipal Development Office motioned that it be dismissed. The case is pending.

9.9. Hotel Novotel Centrum in Warsaw.

a) Litigation has been initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m2, mortgage no 5021.

By virtue of a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to again review the case terminated by the said decision of May 16, 2002.

By virtue of the decision of March 31, 2003, the President of the Housing and Municipal Development Office upheld in force the aforementioned decision. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned that the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision be annulled as well as motioned that the execution of challenged decisions be suspended. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,103 m^2 and it was stated that all the buildings located on the aforementioned plot of land became the property of the State Treasury.

The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. By virtue of an administrative decision dated December 4, President of the Capital City of Warsaw refused to establish the title to the perpetual usufruct of the said real property.

As follows from the letter from the Office of the Capital City of Warsaw, Real property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 01, 2003 sent to Orbis S.A., Mrs Elżbieta Sławińska, Mrs. Teresa Szydłowksa and Mr. Roman Sławiński, Mrs. Joanna Kubiaczyk-Grodzka and proxy of Mr. Jerzy Sławiński and Maria Podkulińska – successors of former owners – filed appeals against the aforementioned decision issued by the president of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. Complaint against the said decision has been filed with the Supreme Administrative Court. The case is pending.

9.10 Mercure Hevelius Hotel in Gdańsk

On November 14, 2001 proceedings under supervisory procedure were initiated on the motion of Mr. Aleksander Patalas concerning the declaration of invalidity of the decision of the Presiding Board of the National Council of the Office for Internal Affairs in Gdańsk, dated April 23, 1970, no WSW.III.6/60/9/70. rectified by the ruling of the Gdańsk Voivod dated May 15, 1981, no GT.C/8221/26/81 concerning the expropriation, for the benefit of the State Treasury, of real estate located in Gdańsk at Heweliusza street, owned by Mr. Franciszek Zieliński. By virtue of decision of January 28, 2003, the President of the Housing and Municipal Development Office suspended ex officio proceedings related to the consideration of the application filed by Mr. Patalas for the declaration of invalidity of the aforementioned decision until court rulings on the acquisition of inheritance of Mrs. Renata Zielińska and Mr. Lothar Zieliński have been submitted. No further information available.

9.11 Sofitel in Kraków (liquidated Branch).

In a letter dated November 20, 2003, Orbis S.A. has been informed by the Housing and Municipal Development Office about the proceedings concerning the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors of former owners of an expropriated real property to declare invalidity of the decision issued by the Presiding National Council of the city of Cracow dated March 14, 1973, in respect of the part of the decision relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the Land and Mortgage Register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In a letter dated December 16, 2003, the the President of the Housing and Municipal Development Office informed that the said motion shall be considered within 2 months from the moment the entire evidence is collected.

9.12 Novotel Okęcie Airport in Warsaw

On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land having an area of 90 m^2 which is in possession of the defendant without a legal title. A hearing was held on September 29, 2003, and, subsequently on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real estate is examined. The application for prescription has been addressed to the state Treasury as the real estate owner.

9.13 Giewont Hotel in Zakopane.

The enfranchisement proceedings before the Małopolskie Voivod have been suspended because in November 2002 Mr. Adam Fedyk applied for the return of the real estate concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the lawyer rendering services for the Branch), on June 28, 2003 The Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the return of the real estate. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk.

9.14 Litigation concerning the real estate at 11 Pijarska street in Cracow:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real estate located at 11 Pijarska street in Cracow, land and mortgage register KW 8615, comprised of the plot No. 15 section 1 with an area of 315,60 square meters in such a manner that in Section II of the land and mortgage register in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow- the following persons be entered as co-owners S. Marczak owner of 3/16^{ths}, P.A. Marczak owner of 1/16^{ths}, G. Marczak owner of 1/16^{ths}, A. Marczak owner of 1/16^{ths}, thereby diminishing the share held by the State Treasury to 10/16^{ths}. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register KW No. 8615;

b) On October 13, 2003, Orbis S.A. was summoned to appear before the Circuit Court in Crocow, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550.800,00 along with statutory interest from the date of the claim as a fee for non-contractual use of the real estate located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing has been adjourned until February 11, 2004. On December 01, 2003, the real estate was transferred back to its owners. On January 5, 2004, another meeting was held with a view to conciliatory settlement of mutual claims, on which positions as to the mutual claims has been specified. Orbis S.A. valued its claim at PLN 1,845,533.00, while co-owners at PLN 1,468,800.00. It has been arranged that a subsequent meeting will be held when the co-owners of the building are ready with the valuation. At a sitting on February 11, 2004, he District Court determined a time limit for the parties lasting until March 15, 2004, to conduct further conciliatory negotiations. The date of the subsequent meeting was fixed by the Court to be held on April 21, 2004.

9.15 By virtue of decisions dated May 05, 2003, the President of the City of Poznań, having examined the application of Mrs. Wanda Rusiecki and Mr. Krzysztof Pawłowski filed by the agency of Mr. Jędrzej Pawłowski on December 12, 2002 and, having examined the application of Mr. Jędrzej Pawłowski filed by the agency of attorney Żanna Demska on January 06, 2003, concerning the resumption of administrative proceedings that ended with the issue of a decision No. 242/2001 dated March 12, 2001 on conditions for building and land development of real estate located in **Poznań, at the junction of Roosevelt and Słowackiego streets** (plots Nos. 38/2, 39/2 , 41/3, 42/3, 43/4) for an investment project comprising the construction of an office-service building, refused to repeal its own decision dated March 12, 2001 on conditions for building and land development. As it follows from the letter dated June 09, 2003 from the Office of the City of Poznań, Department of Town Planning and Architecture to the Self-Governing Board of Appeals in Poznań, the decision dated May 05, 2003 on refusal to repeal the decision dated March 12, 2001 has been appealed against. By virtue of the decision dated November 24, 2003, the president of the City of Poznań decided, having re-examined the application, to resume the administrative proceedings concerning the establishment of conditions for land development.

9.16 Litigation concerning a real estate located in **Wilanów at 27 St. Kostki Potockiego street (Wilanów restaurant)** carried out by successors of a former owner, Adam Branicki that ended with a ruling of the Supreme administrative Court in Warsaw dated June 09, 2003 (files: IV S.A. 3462/01) repealing the decision of the government administration bodies of the first and second instance. According to the Branch, no mention of this litigation was included in the former reports as it does not concern real estate to which Orbis S.A. holds an established title of ownership or perpetual usufruct. The progress of the litigation remains unchanged.

9.17 „Cracovia" Hotel in Cracow. On January 12, 2004 Orbis S.A. has been summoned to participate in the litigation in the capacity of a defendant under Article 194 § 1 of the Code of Civil proceedings and to file a response to the claim filed in the litigation initiated by the Norbetanki Nunnery in Cracow against the Municipality of the City of Cracow, the State Treasury – the president of the City of Cracow and the Minister of Finance (files I C 1005/01). In a pleading of the plaintiff's attorney dated December 22, the plaintiff applied, among others, for establishing that the Norbetanki Nunnery in Cracow is the owner on the real estate with an area of 0.5822 ha, comprising of a part of plot of land 180/04 (land and mortgage register KW 212704), located in Cracow and for obligating the defendant State Treasury to acquire the ownership of the aforementioned real estate against compensation amounting to PLN 5,561,290.00. The date of the hearing has been set for January 29, 2004. On behalf of Orbis S.A. this case is handled by Kubas, Kos – Adwokaci Sp. p. law office in Cracow. A response to the statement of claim with a motion to dismiss the claim has been filed on February 16, 2004.

9.18 Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Novotel Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Warsaw - Management Board's Office, at 16, Bracka street.
  - Sofitel Victoria

9.14 Action brought against Orbis S.A. by the Association of Polish Film Makers for the payment of remuneration

Since the year 2001 a case has been pending before the District Economic Court in Warsaw against Orbis S.A., initiated by the Association of Polish Film Makers for the payment of remuneration for the use by Orbis S.A. between – as a result of changes in the action introduced on January 17, 2003 - July 1, 2000, and October 1, 2001, of audiovisual works of art on the exploitation field "public reproducing". The change in the action consisted in the identification, by the plaintiff, of a different time period for which remuneration is sought, in the decrease of the rate used to calculate the amount of remuneration and, as regards the claim for interest, the change related to the identification that the plaintiff requests interest for a period running from the date of changed action until the date of payment. The value of the dispute amounts to PLN 304,600.
Orbis S.A motioned the District Court in Warsaw, Economic Court, XX Economic Division to dismiss the action in its entirety and to adjudge that the defendant reimburse the plaintiff for the costs of proceedings. On July 10, 2003, the District Court in Warsaw dismissed the action initiated by the Association of Polish Filmmakers and adjudged the amount of PLN 6,000 from the plaintiff for Orbis S.A. as reimbursement of costs of representation in proceedings of the law. The defendant appealed. On December 12, 2003, Orbis S.A. submitted a response to the appeal.

9.15 Action brought against Orbis S.A. by Prenad International AB and Prenad Sp. z o.o.

Action is pending before the International Centre for Arbitration in Vienna initiated by Prenad International AB, a company coming under Swedish law and Prenad Sp. z o.o., a company coming under the Polish law, against Orbis S.A. for the payment of remuneration. Plaintiffs altered their claims and, presently, they request the amount of SEK 12,262,706 (equivalent to PLN 5,964,580 according to the rate of exchange as at June 30, 2003) and PLN 1,391,255 for works related to the modernization of the air-conditioning system at the Novotel Centrum Hotel in Warsaw. On July 2-3, 2003 a hearing was held in Vienna. Another hearing was held on November 18, 2003. The award would probably be given at the turn of February and March 2004.

10. Post-balance sheet events.

10.1 In accordance with the agreement for the sale and purchase of shares in the company Hekon Hotele Ekonomiczne S.A. dated June 24, 2003, executed by ACCOR S.A. and "Orbis" S.A., the calculation of the surplus of cash and working capital in order to determine the adjustment amount pertaining to the period from January 1, 2003 up till October 31, 2003 (date of share acquisition). The report of an independent auditor determined the adjustment amount at PLN 24,221,412. This amount will be settled with ACCOR S.A. in two equal installments, first payable by the end of 2004, second by the end of 2005.

10.2 On February 20, 2004, the Company was informed by J.P. Morgan Securities Ltd. That since July 22, 2003, J.P. Morgan Fleming Asset Management (UK) Limited held 2,165,480 shares in „Orbis" S.A. The said 2,165,480 shares account for 4.7 % of the overall number of „Orbis" S.A. shares and the corresponding number of votes at the General Assembly of Shareholders.

11. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on December 31, 2003 1 EUR = PLN 4.7170
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 4.4474
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on December 31, 2002 1 EUR = PLN 4. 0202
4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3,8697

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President of the Management Board

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive – the person in charge of Company's accounts

Warsaw, February 27, 2004.